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Filed pursuant to Rule 424(b)(5)
Registration Nos. 333-152306 and 333-160241

PROSPECTUS SUPPLEMENT
(To prospectus dated July 29, 2008)

8,200,000 Shares

Common Stock

              We are offering 8,200,000 shares of our common stock. Our common stock is traded on the NASDAQ Global Market under the symbol "CLNE." The last reported sales price of our common stock on the NASDAQ Global Market on June 25, 2009, was $9.00 per share.

              Investing in our common stock involves significant risks. See "Risk Factors" beginning on page S-10 of this prospectus supplement and the risk factors incorporated by reference into this prospectus supplement and the accompanying prospectus from documents we file with the Securities and Exchange Commission.

	Per Share	Total
Public offering price	$8.30	$68,060,000
Underwriting discount	$.498	$4,083,600
Proceeds, before expenses, to Clean Energy	$7.802	$63,976,400

              The underwriters may also purchase up to an additional 1,230,000 shares from Clean Energy at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about July 1, 2009.

Sole Book-Running Manager Merrill Lynch & Co.

Co-Managers
Lazard Capital Markets
Janney Montgomery Scott
Craig-Hallum Capital Group

The date of this prospectus supplement is June 25, 2009.

i

 ABOUT THIS PROSPECTUS SUPPLEMENT

              This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined. If the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement in accordance with Rule 412 under the Securities Act of 1933, as amended.

              You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, as modified and superseded pursuant to Rule 412 under the Securities Act. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell common stock in any jurisdiction where the offer or sale is not permitted. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus and any related free writing prospectus that we authorized to be delivered to you is only accurate as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus and any related free writing prospectus that we authorized to be delivered to you when making your investment decision. You should also read and consider the information in the documents we have referred you to in the section of this prospectus supplement entitled "Where You Can Find More Information" and in the section of the accompanying prospectus entitled "Where You Can Find Additional Information."

              References in this prospectus to "Clean Energy," "we," "us" and "our" refer to Clean Energy Fuels Corp., a company incorporated in Delaware, unless the context otherwise requires.

ii

PROSPECTUS SUPPLEMENT SUMMARY

              This summary highlights important features about us, this offering and the information included in this prospectus supplement, the accompanying prospectus and the documents and information we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before making an investment decision with respect to our common stock. To fully understand this offering and its consequences to you, you should read "Risk Factors" beginning on page S-10 of this prospectus supplement and Item 1A. "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. Unless the context otherwise indicates, the information included in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common stock.

Clean Energy Fuels Corp.

Our Business

              We are the leading provider of natural gas as an alternative fuel for vehicle fleets in the United States and Canada, based on the number of stations operated and the amount of gasoline gallon equivalents (GGEs) of compressed natural gas (CNG) and liquefied natural gas (LNG) delivered. We offer a comprehensive solution to enable our customers to run their fleets on natural gas, often with limited upfront expense to the customer. We design, build, finance and operate fueling stations and supply our customers with CNG and LNG. We also produce renewable biomethane, which can be used as vehicle fuel, through our landfill gas joint venture. In addition, we help our customers acquire and finance natural gas vehicles and obtain local, state and federal clean air rebates and incentives. CNG and LNG are cheaper than gasoline and diesel, and are well suited for use by vehicle fleets that consume high volumes of fuel, refuel at centralized locations, and are increasingly required to reduce emissions. According to the U.S. Department of Energy's Energy Information Administration (EIA), the amount of natural gas consumed in the United States for vehicle use more than doubled between 2000 and 2008. We believe we are positioned to capture a substantial share of the growth in the use of natural gas as a vehicle fuel in the United States given our leading market share and the comprehensive solutions we offer.

              We sell natural gas vehicle fuels in the form of both CNG and LNG. CNG is generally used in automobiles, light to medium-duty vehicles and refuse trucks and transit buses as an alternative to gasoline and diesel. CNG is produced from natural gas that is supplied by local utilities to CNG vehicle fueling stations, where it is compressed and dispensed into vehicles in gaseous form. LNG is generally used in trucks and other medium to heavy-duty vehicles as an alternative to diesel, typically where a vehicle must carry a greater volume of fuel. LNG is natural gas that is super cooled at a liquefaction facility to -162 degrees Celsius (-260 degrees Fahrenheit) until it condenses into a liquid, which takes up about 1/600th of its original volume as a gas. As of May 31, 2009, we deliver LNG to fueling stations via our fleet of 58 tanker trailers. At the stations, LNG is typically stored in above ground containers until dispensed into vehicles in liquid form.

              We serve fleet vehicle operators in a variety of markets, including public transit, refuse hauling, airports, taxis, seaports, and regional trucking. We believe these fleet markets will continue to present a high growth opportunity for natural gas vehicle fuels. We generate revenues primarily by delivering CNG and LNG, and to a lesser extent by building CNG and LNG fueling stations, and selling renewable biomethane produced by our landfill gas joint venture. We serve over 340 fleet customers operating over 17,200 natural gas vehicles. We owned, operated or supplied 184 natural gas fueling stations in Arizona, California, Colorado, District of Columbia, Georgia, Maryland, Massachusetts, Nevada, New Mexico, New York, Ohio, Oklahoma, Texas, Virginia, Washington and Wyoming within the United States, and in British Columbia and Ontario within Canada, as of June 15, 2009. In 2008, we opened the first compressed natural gas station in Lima, Peru through our joint venture, Clean Energy del Peru.

              In 2008, we began executing our strategy of developing renewable biomethane production capabilities by acquiring 70% of the outstanding membership interests of Dallas Clean Energy, LLC (DCE), which owns a facility that collects, processes and sells renewable biomethane from a landfill in Dallas, Texas. Through DCE, we are currently producing renewable pipeline quality biomethane from a landfill which can be used to generate renewable electricity and as a renewable low carbon fuel. In April 2009, DCE entered into a 15-year gas sale agreement with Shell Energy North America (US), L.P. (Shell) for the sale to Shell of biomethane produced by DCE's landfill gas processing facility.

              We own and operate an LNG liquefaction plant near Houston, Texas, which we call the Pickens Plant, capable of producing up to 35 million gallons of LNG per year. We also own an LNG liquefaction plant in Boron, California that produced its first load of LNG in November of 2008 and is capable of producing 60 million gallons of LNG per year, with the ability to expand production up to 90 million gallons of LNG per year.

Business Strategy

              Our goal is to capitalize on the anticipated growth in the consumption of natural gas as a vehicle fuel and to enhance our leadership position as that market expands. To achieve these goals, we are pursuing the following strategies:

  •
  Focus on high-volume fleet customers.  We will continue to target fleet customers such as public transit, refuse haulers and regional trucking companies, as well as vehicle fleets that serve airports and seaports. We believe these are ideal customers because they are high-volume users of vehicle fuel and can be served by a centralized fueling infrastructure.

  •
  Capitalize on the cost savings of natural gas.  We will continue to capitalize on the cost advantage of natural gas as a vehicle fuel. We educate fleet operators on the advantages of natural gas fuels, which include cost savings relative to gasoline and diesel, lower engine maintenance costs and longer engine life of natural gas engines. We also educate fleet operators on various tax incentives and grants, including tax incentives and grants that reduce the purchase price of natural gas vehicles, which we believe will accelerate the adoption of natural gas vehicles.

  •
  Leverage first mover advantage.  We plan to continue to capitalize on our initial presence in a number of growing markets for CNG and LNG, such as public transit, refuse hauling, seaports, and airports, where there is increasing regulatory pressure to reduce emissions and where natural gas vehicles are already used in fleets. We plan to expand our business with existing customers as they continue to replace diesel and gasoline powered vehicles with natural gas vehicles. We intend to use our knowledge and reputation in these markets to win business with new customers.

  •
  Optimize LNG supply advantage.  The supply of LNG in the United States and Canada is limited. We believe that increasing our LNG supply will enable us to increase sales to existing customers and to secure new customers. We use our LNG supply relationships and strategically located LNG production capacity to give us a competitive advantage. In addition to our own LNG liquefaction plants in Texas and California, we have relationships with five LNG supply plants in the western United States.

  •
  Develop Renewable Biomethane Production Capabilities.  Through DCE we are currently producing renewable pipeline quality biomethane from a landfill which can be used to generate renewable electricity and as a renewable low carbon fuel. Use of biomethane as CNG vehicle fuel can reduce greenhouse gas emissions by up to 88% as compared to gasoline. By developing biomethane production capabilities we are able to offer customers renewable, low-carbon fuel options.

  •
  Expand internationally.  We plan to expand our operations internationally in strategic locations where we believe potential fleet customers are ready to adopt natural gas as a vehicle fuel. For example, in April 2008, we opened our first compressed natural gas station in Lima, Peru through a joint venture, Clean Energy del Peru, which serves taxi fleets as well as industrial customers.

Recent Developments

Biomethane Gas Sale Agreement with Shell Energy North America (US), L.P.

              On April 3, 2009, DCE entered into a 15-year gas sale agreement to sell to Shell biomethane produced by DCE's landfill gas processing facility located at McCommas Bluff in Dallas, Texas. The gas sale agreement provides for the sale of up to 4,500 MMBtus per day (or 36,000 GGEs) until September 30, 2010 and up to 5,200 MMBtus per day (or 41,600 GGEs) from October 1, 2010 to December 31, 2010. During the remaining term of the agreement, the volume of gas sales ranges from 5,000 MMBtus per day to 6,000 MMBtus per day (or 48,000 GGEs). DCE's obligation and ability to sell greater than 4,500 MMBtus per day is contingent on the successful permitting and commencement of commercial operation of an expansion to the existing gas processing facility to at least 15 million standard cubic feet per day inlet capacity of raw landfill gas. The sale price for the gas under the agreement with Shell is fixed and the fixed price increases in 2010 and 2011.

California's Low Carbon Fuel Standard

              On April 23, 2009, the California Air Resources Board (CARB) adopted the nation's first low carbon fuel standard requiring all on-road transportation fuels sold in California to ultimately reduce their carbon content by 10% below gasoline and diesel fuel sold today by year 2020. The Low Carbon Fuel Standard (LCFS) also identified four "compliant" transportation fuels that already meet or surpass the standard's 2020 carbon reduction goal: domestic natural gas, biomethane, hydrogen, and electricity. We have the option of generating carbon credits beginning on January 1, 2011 and the ability to sell such credits to other regulated parties under the standard beginning on January 1, 2012. We anticipate those credits will translate into potential savings for us and our customers. Carbon credits generated under the LCFS may also be sold to a broader cap and trade market under California's AB 32 (Global Warming Solutions Act of 2006) program starting on January 1, 2015. The AB 32 cap and trade market will include regulated stationary sources and will be linked with the cap and trade market being generated by the Western Climate Initiative: a coalition of seven U.S. states and four Canadian provinces. Vehicle fuels that are not identified as LCFS "compliant" transportation fuels and sold in California starting January 1, 2011 must demonstrate on an annual basis to the CARB that their carbon intensity is compliant with the carbon reduction goals set for that calendar year. This process will determine if a fuel producer will be required to buy or able to sell credits for compliance purposes.

Fueling Station Services Business Purchase from Exterran Energy Solutions, L.P.

              On May 7, 2009, we entered into an agreement with Exterran Energy Solutions, L.P. (Exterran) pursuant to which we acquired Exterran's natural gas fueling station services business. The agreement includes natural gas station operations and maintenance (O&M) contracts for delivery of approximately 25 million GGEs of natural gas fuel per year for four transit operators at eight fueling facilities. The transit operators served include Los Angeles County Metropolitan Transportation Authority in Los Angeles, California, which operates the largest clean air bus fleet in the United States; Montgomery County Transit in Maryland; Washington Metropolitan Area Transit Authority in Washington, D.C. and

in Arlington, Virginia; and Massachusetts Bay Transportation Authority in Boston, Massachusetts. The aggregate purchase price for the acquisition was approximately $5.6 million. The purchase price is subject to post-closing adjustments based on inventory levels at the acquired fueling stations.

Federal Joint Rulemaking to Establish Vehicle Greenhouse Gas Emissions and Corporate Average Fuel Economy (CAFE) Standards

              On May 19, 2009, President Obama set in motion a joint rulemaking process between the U.S. Environmental Protection Agency (EPA) and the Department of Transportation that will establish a national policy aimed at both increasing fuel economy and reducing greenhouse gas pollution for all new cars and light trucks sold in the United States. The proposed standards, covering model years 2012 through 2016, would ultimately require an average fuel economy standard of 35.5 mpg in 2016 or limit carbon dioxide equivalent emissions to 250 grams per mile. Under the existing federal CAFE standards (EPACT 1992), the manufacture of dedicated alternative fuel vehicles can generate unlimited credits that can be used by auto manufactures to meet existing and future CAFE mileage requirements as they provide a 6.6 times multiple toward miles per gallon requirements for vehicles under a gross vehicle weight rating of 8,500 pounds. If such credit provisions remain in place for dedicated alternative fuel vehicles under the proposed national policy, natural gas vehicles could stand to benefit as natural gas and biomethane are inherently low carbon transportation fuels.

Natural Gas Fuel Supply Contract with Phoenix Public Transit Department

              In June 2009 we were awarded a three-year contract from the City of Phoenix Public Transit Department to supply the City of Phoenix's Valley Metro Transit Fleet with LNG to power its fleet of over 400 LNG buses. When the new contract takes effect on July 1, 2009, we anticipate that we will begin delivering approximately 6 million GGEs of LNG fuel annually to three fueling sites. The City of Tempe (Tempe Transit) has also approved the re-award to us of a three-year contract to supply LNG fuel to the City of Tempe's LNG bus fleet pursuant to our new agreement with the City of Phoenix. We anticipate that we will continue to deliver approximately 2 million GGEs of LNG fuel annually to the City of Tempe. We have supplied the City of Tempe with LNG fuel since 1998. On April 28, 2009, we purchased certain natural gas futures contracts to attempt to hedge our exposure to cash flow variability related to the fixed-price component of these contracts. We will try to qualify the futures contracts for hedge accounting as cash flow hedges under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS No. 133), however, there is no assurance that they will qualify for such accounting treatment. As a result, if the futures contracts do not qualify for hedge accounting, we will be required to record directly in our statement of operations any changes in the fair market value of these contracts that may occur from April 28, 2009 through the earlier to occur of (1) success in qualifying the futures contracts for hedge accounting under SFAS No. 133, or (2) the sale of the futures contracts. Until such time as the futures contracts qualify for hedge accounting as cash flow hedges under SFAS No. 133, an increase or decrease of 10% in the weighted average price of the futures contracts would result in a gain or loss, respectively, of approximately $1.8 million in the fair market value of the futures contracts.

Corporate Information

              Our principal executive offices are located at 3020 Old Ranch Parkway, Suite 400, Seal Beach, California 90740, and our main telephone number is (562) 493-2804. Our internet address is www.cleanenergyfuels.com. Except for the documents referred to under "Where You Can Find More Information" and "Where You Can Find Additional Information" that are specifically incorporated by reference into this prospectus supplement and the accompanying prospectus, information contained on our website or that can be accessed through our website does not constitute a part of this prospectus supplement or the accompanying prospectus. We have included our website address only as an interactive textual reference and do not intend it to be an active link to our website.

The Offering

Common stock offered by us	8,200,000 shares
Common stock to be outstanding after this offering	58,455,212 shares
Use of proceeds
We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include capital expenditures related to station construction activities, investment in our LNG plants and our biomethane production plant or future acquisitions of natural gas fueling infrastructure, vehicle or services businesses and biomethane production assets.
Risk factors
You should read the risk factors beginning on page S-10 of this prospectus supplement, page 6 of the accompanying base prospectus and in the documents incorporated herein by reference, as well as the other cautionary statements throughout this prospectus supplement, to ensure you understand the risks associated with an investment in our common stock.
NASDAQ Global Market symbol	CLNE

              The number of shares of common stock to be outstanding immediately after this offering as shown above is based on 50,255,212 shares of common stock outstanding as of June 15, 2009. This number excludes:

  •
  1,230,000 shares of common stock issuable if the underwriters exercise their option to purchase additional shares of common stock in full;

  •
  15,000,000 shares of common stock issuable upon the exercise of outstanding warrants held by Boone Pickens at an exercise price of $10.00 per share;

  •
  3,314,394 shares of common stock issuable upon the exercise of Series I warrants sold in our registered direct offering completed in November 2008;

  •
  9,148,580 shares of common stock issuable upon the exercise of outstanding options; and

  •
  1,580,292 shares of common stock reserved and available for future issuance under our equity incentive plans.

Summary Consolidated Financial Data

              The following tables set forth our summary financial data. The summary financial data for the three months ended March 31, 2009 and 2008 and as of March 31, 2009 have been derived from, and should be read together with, our unaudited condensed consolidated financial statements and the related notes contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which is incorporated by reference in this prospectus supplement. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future reporting period. The summary financial data for the years ended December 31, 2006, 2007 and 2008 have been derived from, and should be read together with, our audited consolidated financial statements and the related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus supplement. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following tables together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and our historical financial statements and the related notes, which are incorporated by reference in this prospectus supplement.

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2008(1)	2008	2009
Statement of Operations Data:
Revenue:
Product revenues	$88,240,252	$113,678,130	$120,160,795	$28,960,706	$28,382,281
Service revenues	3,307,064	4,038,103	5,705,738	986,651	1,865,863

Total revenues(2)	91,547,316	117,716,233	125,866,533	29,947,357	30,248,144
Operating expenses:
Cost of sales:
Product cost of sales	73,390,329	84,591,197	97,014,917	22,161,597	21,251,866
Service cost of sales	657,572	1,069,132	1,752,668	252,079	392,383
Derivative losses(3)	78,994,947	—	611,175	—	176,767
Loss on extinguishment of derivative liability	2,142,095	—	—	—	—
Selling, general and administrative(4)	20,860,181	35,933,694	62,415,554	11,587,718	11,565,989
Depreciation and amortization	5,765,001	7,107,942	9,623,672	2,063,421	3,617,053

Total operating expenses	181,810,125	128,701,965	171,417,986	36,064,815	37,004,058

Operating loss	(90,262,809)	(10,985,732)	(45,551,453)	(6,117,458)	(6,755,914)
Interest income (expense), net	746,339	3,505,597	1,630,436	839,216	(32,538)
Other income (expense), net	(255,479)	(192,347)	(169,159)	38,356	(40,186)
Equity in gains (losses) of equity method investee	—	—	(188,186)	(145,046)	16,564

Loss before income taxes	(89,771,949)	(7,672,482)	(44,278,362)	(5,384,932)	(6,812,074)
Income tax (expense) benefit	12,271,208	(1,221,880)	(289,141)	(43,767)	(67,887)

Net loss	(77,500,741)	(8,894,362)	(44,567,503)	(5,428,699)	(6,879,961)
Noncontrolling interest in net income	—	—	104,829	—	385,914

Net loss attributable to Clean Energy Fuels Corp.	$(77,500,741)	$(8,894,362)	$(44,462,674)	$(5,428,699)	$(6,494,047)

Basic loss per share	$(2.45)	$(0.22)	$(0.98)	$(0.12)	$(0.13)

Fully diluted loss per share	$(2.45)	$(0.22)	$(0.98)	$(0.12)	$(0.13)

Weighted average common shares outstanding:
Basic	31,676,399	40,258,440	45,367,991	44,282,492	50,238,212

Diluted	31,676,399	40,258,440	45,367,991	44,282,492	50,238,212

(1)
Reflects the correction of an immaterial error in our revenues related to VETC refunds. For additional information, refer to Note 11 in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

(2)
Revenue includes the following amounts:

	Year Ended December 31,
				Three Months Ended March 31,
	2006	2007	2008
Fuel tax credits (VETC)	$3,810,109	$17,046,412	$17,197,265	$4,728,541	$4,059,089

(3)
2006 amount includes $78,712,599 of losses on certain derivative contracts. The contracts were assumed by our largest stockholder, Boone Pickens, on December 28, 2006.

(4)
2008 amount includes $18.6 million of expenses to support Proposition 10 on the California ballot in November 2008.

              The following table presents a summary of our unaudited balance sheet data as of March 31, 2009:

March 31, 2009
Balance Sheet Data:
Cash and cash equivalents	$30,920,390
Restricted cash	2,500,000
Working capital	43,183,156
Total assets	285,862,657
Long-term debt, inclusive of current portion	27,783,871
Stockholders' equity	221,631,194

              The following table provides a summary of our cash flow data for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2008	2009
Other Data:
Net cash provided by (used in) operating activities	$(36,611,423)	$7,101,106	$(2,075,903)	$(5,694,746)	$1,657,623
Net cash used in investing activities	(12,414,066)	(50,562,140)	(92,271,162)	(44,827,952)	(9,721,734)
Net cash provided by financing activities	21,199,489	110,461,191	62,693,894	61,527	2,700,070

              In evaluating our operating performance, our management focuses on the amount of CNG and LNG GGEs delivered (which we define as (i) the volume of GGEs we sell to our customers, plus (ii) the volume of GGEs dispensed to our customers at stations where we provide O&M services but do not directly sell the CNG or LNG, plus (iii) our proportionate share of the GGEs sold as CNG by our joint venture in Peru, plus (iv) our proportionate share of the GGEs of biomethane produced and sold as pipeline quality natural gas by DCE). The following table presents GGEs delivered for the years ended December 31, 2006, 2007 and 2008 and for the three months ended March 31, 2008 and 2009:

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2008	2009
GGEs Delivered:
Gasoline gallon equivalents delivered (in millions):
CNG	41.9	48.0	47.6	11.6	12.1
Biomethane	—	—	2.0	—	0.9
LNG	26.5	27.3	23.9	6.0	5.3

Total	68.4	75.3	73.5	17.6	18.3

              In evaluating our operating performance, our management also focuses on our earnings before interest, taxes, depreciation and amortization (EBITDA), among other indicators of financial performance. EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States.

              The following table presents a reconciliation of EBITDA to net loss attributable to Clean Energy Fuels Corp.:

		Year Ended December 31
		2006	2007	2008(1)
	Net loss attributable to Clean Energy Fuels Corp.	$(77,500,741)	$(8,894,362)	$(44,462,674)
Subtract:	Interest income (expense), net	746,339	3,505,597	1,630,436
	Income tax (expense) benefit	12,271,208	(1,221,880)	(289,141)
Add back:	Depreciation and amortization	5,765,001	7,107,942	9,623,672

	EBITDA	(84,753,287)	(4,070,137)	(36,180,297)

(1)
Reflects the correction of an immaterial error in our revenues related to VETC refunds. For additional information, refer to Note 11 in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

              We believe EBITDA to be relevant and useful information, as EBITDA is one of several metrics used by our management to measure the operating profits or losses of our business, as well as the cash generated from our operations. EBITDA is presented supplementally, as we believe it is a standard measure commonly reported and widely used by analysts, investors and others in the evaluation of companies in our industry. However, EBITDA does not take into account substantial costs of doing business, such as income taxes, interest expense and depreciation and amortization. While management believes that many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with accounting principles generally accepted in the United States that are presented in the financial statements included in our reports filed with the SEC.

 Capitalization

              The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2009 on:

  •
  an actual basis; and

  •
  an as adjusted basis to give effect to the sale of the shares of common stock offered hereby and after deducting underwriting discounts and commissions and estimated offering expenses.

              You should read the following table in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, which are incorporated by reference in this prospectus supplement.

	As of March 31, 2009
	Actual (Unaudited)	As adjusted (Unaudited)
Cash and cash equivalents	$30,920,390	$94,496,790

Long-term debt and capital lease obligations	$24,925,508	$24,925,508
Stockholders' equity:
Preferred stock, $0.0001 par value per share; 1,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.0001 par value per share; 99,000,000 shares authorized; 50,238,212 shares issued and outstanding, actual; 58,438,212 shares issued and outstanding, as adjusted	5,024	5,844
Additional paid-in capital	340,219,236	403,794,816
Accumulated deficit	(122,655,457)	(122,655,457)
Accumulated other comprehensive income	822,383	822,383

Total stockholders' equity of Clean Energy Fuels Corp	218,391,186	281,967,586
Noncontrolling interest in subsidiary	3,240,008	3,240,008

Total equity	221,631,194	285,207,594

Total capitalization	$246,556,702	$310,133,922

              The table above excludes the following shares:

  •
  1,230,000 shares of common stock issuable if the underwriters exercise their option to purchase additional shares of common stock in full;

  •
  15,000,000 shares of common stock issuable upon the exercise of outstanding warrants held by Boone Pickens at an exercise price of $10.00 per share;

  •
  3,314,394 shares of common stock issuable upon the exercise of Series I warrants sold in our registered direct offering completed in November 2008;

  •
  9,148,580 shares of common stock issuable upon the exercise of outstanding options; and

  •
  1,580,292 shares of common stock reserved and available for future issuance under our equity incentive plans.

RISK FACTORS

              An investment in our common stock involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, as modified and superseded pursuant to Rule 412 under the Securities Act, before you decide to purchase shares of our common stock. We believe the risks and uncertainties described below are the most significant we face. The occurrence of any of the following risks could harm our business. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. You should also refer to the other information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference, including our financial statements and the notes to those statements and the information set forth under the caption "Cautionary Note Regarding Forward-Looking Statements."

We have a history of losses and may incur additional losses in the future.

              For the three-month period ended March 31, 2009, we incurred pre-tax losses of $6.8 million, which included derivative losses of $0.2 million. In 2006, 2007 and 2008 we incurred pre-tax losses of $89.8 million, $7.7 million, and $44.3 million, respectively. Our loss for 2006 included $79.0 million in derivative losses and our loss for 2008 included $18.6 million in expenses associated with our support for Proposition 10, the California Alternative Fuel Vehicles and Renewable Energy ballot initiative. For the three-month period ended March 31, 2009, our loss was decreased by our receipt of approximately $4.1 million of revenue from federal fuel tax credits. During 2007 and 2008, our losses were decreased by our receipt of approximately $17.0 million and $17.2 million of revenue, respectively, from federal fuel tax credits. The law providing for the fuel tax credits is scheduled to expire December 31, 2009. In order to execute our strategy and improve our financial performance, we must continue to invest in developing the natural gas vehicle fuel market and offer our customers compelling natural gas fuel prices. If our natural gas sales activities and station operations do not achieve or maintain profitability that can be sustained in the absence of federal fuel tax credits, our business will suffer and the price of our common stock may drop.

We may need to raise debt or equity capital to fund increased capital expenditures or for any potential acquisitions, and an inability to access the capital markets may impair our ability to invest in our business.

              We anticipate that, in order to fund additional capital projects or to provide resources for potential acquisition activity, we may need to pursue additional equity financing options, which may not be available on terms favorable to us or at all. Our 2009 capital plan anticipates $31.6 million of capital expenditures and no amounts for acquisitions. We have spent approximately $5.6 million on acquisitions to date in 2009. We may also pursue debt financing options including, but not limited to equipment financing, the sale of convertible promissory notes or commercial bank financing. Recent economic turmoil and lack of liquidity in the debt capital markets and volatility and rapidly falling prices in the equity capital markets have adversely affected capital raising opportunities. If we are unable to obtain debt or equity financing in amounts sufficient to fund any additional capital expenditures, potential acquisitions or unanticipated expenses, we will be forced to suspend or curtail these capital expenditures or postpone or delay potential acquisitions or other strategic transactions, which could harm our business, results of operations, and future prospects. As of May 31, 2009, we have invested approximately $5.8 million in the Vehicle Production Group LLC (VPG), a company that is developing a natural gas vehicle made in the United States for taxi and paratransit use. We committed to fund up to $10.8 million in VPG from August 2008 through March 2010. Of the $10.8 million, $7.5 million is a firm commitment, $2.5 million is contingent on VPG not being able to raise money on more favorable terms than the funding from the original investor group and $0.8 million may be called by VPG as an additional investment pursuant to the LLC operating agreement. If we do not have sufficient funds to fund our capital commitment to VPG, we may lose our investment of $5.8 million that has been made through May 31, 2009.

Decreases in the price of oil, gasoline and diesel fuel may slow the growth of our business and negatively impact our financial results.

              Prices for oil, gasoline and diesel fuel have declined rapidly from summer 2008 levels. The price for a barrel of crude oil has declined from a high of $148.35 per barrel reached on July 11, 2008 to a price of $42.45 per barrel on March 31, 2009. Average retail prices for ultra low sulfur diesel fuel in California have declined from a high of $5.03 in May and June 2008 to $2.30 per gallon at March 31, 2009 and average retail prices for gasoline in California have declined from a high of $4.59 per gallon in June 2008 to $2.25 per gallon at March 31, 2009. The decrease in the price of diesel and gasoline, in particular, has resulted in reduced interest in alternative fuels such as LNG and CNG. Decreased interest in alternative fuels will slow the growth of our business. In addition, to the extent that we price our CNG and LNG fuel at a discount to these reduced diesel or gasoline prices in an effort to attract new and retain existing customers, our profit margin on fuel sales may be harmed and our financial results negatively impacted. Our retail prices for LNG fuel in California decreased from $3.70 per diesel gallon equivalent in June and July of 2008 to $1.90 per diesel gallon equivalent at March 31, 2009 and our retail prices for CNG fuel sold in the Los Angeles Basin decreased from a high of $3.20 per GGE in July of 2008 to $1.80 per GGE at March 31, 2009. Lower fuel prices for CNG and LNG also will reduce our revenues.

The offering price and price of our common stock in the future could result in a reduction of the exercise price of our Series I warrants and result in dilution of our common stock.

              We issued Series I warrants to purchase up to 3,314,394 shares of our common stock in connection with our registered direct offering completed in November 2008. Prior to this offering, the Series I warrants had an exercise price of $13.50 per share. Since the offering price is less than $13.50 per share, the exercise price per share of the Series I warrants will be reduced on a weighted-average basis. The issuance of 8,200,000 shares in this offering at a price to the public of $8.30 per share will cause the exercise price of the Series I warrants to be reduced to $12.77 per share, resulting in up to approximately $2.4 million less in proceeds to us upon exercise.

              In addition, on November 3, 2009 and November 3, 2010, the exercise price per share of the Series I warrants could be reduced if the then current market price is sufficiently less than the then exercise price for the Series I warrants. In such an instance, the exercise price would reset to 120% of the then current market price so long as such resulting price is less than the then exercise price.

              If the Series I warrants are exercised, it would be dilutive to our stockholders by increasing the number of shares of our common stock outstanding, which would reduce our earnings per share.

Failure to comply with the terms of our Credit Agreement with PlainsCapital Bank could impair our rights in DCE and other secured property.

              In August 2008, we acquired a 70% interest in DCE, which manages a biomethane production facility at the McCommas Bluff landfill in Dallas, Texas and holds a lease to the associated landfill gas development rights. We borrowed $18 million from PlainsCapital Bank to fund the acquisition and obtained a $12 million line of credit from PlainsCapital to pay certain costs and expenses of the acquisition and finance capital improvements of the gas processing plant through a loan made by us to DCE. We have used $7.8 million of the line of credit from PlainsCapital Bank as of June 15, 2009. To secure our obligations under the Credit Agreement, we granted PlainsCapital Bank a security interest in 45 of our LNG tanker trailers, certain accounts receivable and inventory, and our note receivable from, and our membership interests in, DCE. Our Credit Agreement with PlainsCapital Bank requires that we comply with certain covenants. One of the covenants requires that we maintain accounts receivable balances from certain subsidiaries above $8 million at each quarter-end during the term. To the extent natural gas prices fall, which would result in decreased revenues, or our volumes sold decline, we could violate this covenant in the future. Also, beginning with the quarter ending June 30, 2009, we are required to maintain a debt service ratio, as defined, of 1.5 to 1.0 Should our operating results not materialize as planned, we could violate this covenant in the future. If we were to violate a covenant, we would seek a waiver from the bank, which the bank is not obligated to grant. If the bank does not grant a waiver, all of the obligations under the Credit Agreement will become immediately due and payable and $2.5 million of our funds held by PlainsCapital Bank would be applied to the balance due on the PlainsCapital Bank loans. We also would be unable to use the PlainsCapital line of credit to fund our loan to DCE if this were to occur.

If the prices of CNG and LNG do not remain sufficiently below the prices of gasoline and diesel, potential fleet customers will have less incentive to purchase natural gas vehicles or convert their fleets to natural gas, which would decrease demand for CNG and LNG and limit our growth.

              Natural gas vehicles cost more than comparable gasoline or diesel powered vehicles because converting a vehicle to use natural gas adds to its base cost. If the prices of CNG and LNG do not remain sufficiently below the prices of gasoline or diesel, fleet operators may be unable to recover the additional costs of acquiring or converting to natural gas vehicles in a timely manner, and they may choose not to use natural gas vehicles. Recent and significant volatility in oil and gasoline prices demonstrate that it is difficult to predict future transportation fuel costs. The decline in the price of oil, diesel fuel and gasoline from summer 2008 levels has reduced the economic advantages that our existing or potential customers may realize by using less expensive CNG or LNG fuel as an alternative to gasoline or diesel. The reduced prices for gasoline and diesel fuel and continuing uncertainty about fuel prices, combined with higher costs for natural gas vehicles, may cause potential customers to delay or reject converting their fleets to run on natural gas. In that event, our growth would be slowed and our business would suffer.

The volatility of natural gas prices could adversely impact the adoption of CNG and LNG vehicle fuel and our business.

              In the recent past, the price of natural gas has been volatile, and this volatility may continue. From the end of 1999 through the end of 2008, the price for natural gas, based on the NYMEX daily futures data, ranged from a low of $1.65 per Mcf to a high of $19.38 per Mcf. As of June 18, 2009, the NYMEX index price for natural gas for July delivery was $4.07 per Mcf. Increased natural gas prices affect the cost to us of natural gas and will adversely impact our operating margins in cases where we have committed to sell natural gas at a fixed price without a futures contract or with an ineffective futures contract that does not fully mitigate the price risk or where we otherwise cannot pass on the increased costs to our customers. In addition, higher natural gas prices may cause CNG and LNG to cost as much as or more than gasoline and diesel generally, which would adversely impact the adoption of CNG and LNG as a vehicle fuel. Conversely, lower natural gas prices reduce our revenues. Among the factors that can cause price fluctuations in natural gas prices are changes in domestic and foreign supplies of natural gas, domestic storage levels, crude oil prices, the price difference between crude oil and natural gas, price and availability of alternative fuels, weather conditions, level of consumer demand, economic conditions, price of foreign natural gas imports, and domestic and foreign governmental regulations and political conditions. The recent economic recession and increased domestic natural gas supplies have contributed to significant and rapid declines in the price of natural gas.

Our growth depends in part on environmental regulations and programs mandating the use of cleaner burning fuels, and modification or repeal of these regulations may adversely impact our business.

              Our business depends in part on environmental regulations and programs in the United States that promote or mandate the use of cleaner burning fuels, including natural gas for vehicles. In particular, the Ports of Los Angeles and Long Beach have adopted the San Pedro Bay Ports Clean Air Action Plan, which outlines a Clean Trucks Program that calls for the replacement of 16,000 drayage trucks with trucks that meet certain clean truck standards. Industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for cleaner vehicle emissions. In addition, the Federal Maritime Commission has filed a lawsuit to block parts of the Clean Trucks Program as anticompetitive and the American Trucking Association has also filed suit to challenge specific concession requirements in the Clean Trucks Program, either of which may delay the program's implementation. Further, an economic recession may result in the delay, amendment or waiver of environmental regulations or the Clean Trucks Program due to the perception that they impose increased costs on the transportation industry that cannot be absorbed in a contracting economy. The delay, repeal or modification of federal or state regulations or programs that encourage the use of cleaner vehicles, and in particular the Clean Trucks Program outlined in the San Pedro Bay Ports Clean Air Action Plan, could have a detrimental effect on the U.S. natural gas vehicle industry, which, in turn, could slow our growth and adversely affect our business.

Our growth depends in part on tax and related government incentives for clean burning fuels. A reduction in these incentives would increase the cost of natural gas fuel and vehicles for our customers and could significantly reduce our revenue.

              Our business depends in part on tax credits, rebates and similar federal, state and local government incentives that promote the use of natural gas as a vehicle fuel in the United States. The federal excise tax credit of $0.50 per gasoline gallon equivalent of CNG and liquid gallon of LNG sold for vehicle fuel use, which began on October 1, 2006, is scheduled to expire December 31, 2009. Based on the service relationship we have with our customers, either we or our customers are able to claim the credit. In 2007 and 2008, we recorded approximately $17.0 million and $17.2 million of revenue, respectively, related to fuel tax credits, representing approximately 14.5% and 13.7%, respectively, of our total revenue during the period. For the three-month periods ended March 31, 2008 and 2009, we recorded $4.7 million and $4.1 million of revenue, respectively, related to fuel tax credits, representing approximately 15.8% and 13.4%, respectively, of our total revenue during the period. The failure to extend the federal excise tax credit for natural gas, or the repeal of federal or state tax credits for the purchase of natural gas vehicles or natural gas fueling equipment, could have a detrimental effect on the natural gas vehicle industry, which, in turn, could adversely affect our business and results of operations. In addition, if grant funds were no longer available under existing government programs, the purchase of or conversion to natural gas vehicles and station construction could slow and our business and results of operations could be adversely affected. Any reduction in tax revenues associated with an economic recession or slow-down could result in a significant reduction in funds available for government grants that support vehicle conversion and station construction and impair our ability to grow our business.

The use of natural gas as a vehicle fuel may not become sufficiently accepted for us to expand our business.

              To expand our business, we must develop new fleet customers and obtain and fulfill CNG and LNG fueling contracts from these customers. We cannot guarantee that we will be able to develop these customers or obtain these fueling contracts. Whether we will be able to expand our customer base will depend on a number of factors, including: the level of acceptance and availability of natural gas vehicles, the growth in our target markets of fueling station infrastructure that supports CNG and LNG sales and our ability to supply CNG and LNG at competitive prices. The decline in oil, diesel and gasoline prices from summer 2008 levels has resulted in decreased interest in alternative fuels like CNG and LNG. In addition, the disruption in the capital markets that began in 2008 has reduced the availability of debt financing to support the purchase of CNG and LNG vehicles and investment in the CNG and LNG infrastructure. If our potential customers are unable to access credit to purchase natural gas vehicles it may make it difficult or impossible for them to invest in natural gas vehicle fleets, which would impair our ability to grow our business.

The infrastructure to support gasoline and diesel consumption is vastly more developed than the infrastructure for natural gas vehicle fuels.

              Gasoline and diesel fueling stations and service infrastructure are widely available in the United States. For natural gas vehicle fuels to achieve more widespread use in the United States and Canada, they will require a promotional and educational effort, and the development and supply of more natural gas vehicles and fueling stations. This will require significant continued effort by us, as well as government and clean air groups, and we may face resistance from oil companies and other vehicle fuel companies. A prolonged economic recession and continued disruption in the capital markets may make it difficult or impossible to obtain financing to expand the natural gas vehicle fuel infrastructure and impair our ability to grow our business. There is no assurance natural gas will ever achieve the level of acceptance as a vehicle fuel necessary for us to expand our business significantly.

Automobile and engine manufacturers produce very few originally manufactured natural gas vehicles and engines for the U.S. and Canadian markets, which may restrict our sales.

              Limited availability of natural gas vehicles restricts their wide scale introduction and narrows our potential customer base. Currently, original equipment manufacturers produce a small number of natural gas engines and vehicles, and they may not make adequate investments to expand their natural gas engine and vehicle product lines. For the North American market, there is only one automobile manufacturer that makes natural gas powered passenger vehicles, and manufacturers of medium and heavy-duty vehicles produce only a narrow range and number of natural gas vehicles. The technology utilized in some of the heavy-duty vehicles that run on LNG is also relatively new and has not been previously deployed or used in large numbers of vehicles. As result these vehicles may require servicing and further technology refinements to address performance issues that may occur as vehicles are deployed in large numbers and are operated under strenuous conditions. If potential heavy duty LNG truck purchasers are not satisfied with truck performance, it may delay or impair the growth of our LNG fueling business. Further, North American car and truck manufacturers are facing significant economic challenges that may make it difficult or impossible for them to introduce new natural gas vehicles in the North American market or continue to manufacture and support the limited number of available natural gas vehicles. Due to the limited supply of natural gas vehicles, our ability to promote natural gas vehicles and our sales may be restricted, even if there is demand.

There are a small number of companies that convert vehicles to operate on natural gas, which may restrict our sales.

              Conversion of vehicle engines from gasoline or diesel to natural gas is performed by only a small number of vehicle conversion suppliers that must meet stringent safety and engine emissions certification standards. The engine certification process is time consuming and expensive and raises vehicle costs. In addition, conversion of vehicle engines from gasoline or diesel to natural gas may result in vehicle performance issues or increased maintenance costs which could discourage our potential customers from purchasing converted vehicles that run on natural gas. Without an increase in vehicle conversion options, vehicle choices for fleet use will remain limited and our sales may be restricted, even if there is demand.

If there are advances in other alternative vehicle fuels or technologies, or if there are improvements in gasoline, diesel or hybrid engines, demand for natural gas vehicles may decline and our business may suffer.

              Technological advances in the production, delivery and use of alternative fuels that are, or are perceived to be, cleaner, more cost-effective or more readily available than CNG or LNG have the potential to slow adoption of natural gas vehicles. Advances in gasoline and diesel engine technology, especially hybrids, may offer a cleaner, more cost-effective option and make fleet customers less likely to convert their fleets to natural gas. Technological advances related to ethanol or biodiesel, which are increasingly used as an additive to, or substitute for, gasoline and diesel fuel, may slow the need to diversify fuels and affect the growth of the natural gas vehicle market. In addition, a prototype heavy-duty electric truck model was recently introduced at the ports of Los Angeles and Long Beach. Use of electric heavy-duty trucks or the perception that electric heavy-duty trucks may soon be widely available and provide satisfactory performance in heavy-duty applications may reduce demand for heavy-duty LNG trucks. In addition, hydrogen and other alternative fuels in experimental or developmental stages may eventually offer a cleaner, more cost-effective alternative to gasoline and diesel than natural gas. Advances in technology that slow the growth of or conversion to natural gas vehicles or which otherwise reduce demand for natural gas as a vehicle fuel will have an adverse effect on our business. Failure of natural gas vehicle technology to advance at a sufficient pace may also limit its adoption and ability to compete with other alternative fuels.

Our ability to supply LNG to new and existing customers is restricted by limited production of LNG and by our ability to source LNG without interruption and near our target markets.

              Production of LNG in the United States is fragmented. LNG is produced at a variety of smaller natural gas plants around the United States as well as at larger plants where it is a byproduct of their primary natural gas production. It may become difficult for us to obtain additional LNG without interruption and near our current or target markets at competitive prices. If our LNG liquefaction plants, or any of those from which we purchase LNG, are damaged by severe weather, earthquake or other natural disaster, or otherwise experience prolonged downtime, our LNG supply will be restricted. If we are unable to supply enough of our own LNG or purchase it from third parties to meet existing customer demand, we may be liable to our customers for penalties. An LNG supply interruption would also limit our ability to expand LNG sales to new customers, which would hinder our growth. Furthermore, because transportation of LNG is relatively expensive, if we are required to supply LNG to our customers from distant locations, our operating margins will decrease on those sales.

LNG supply purchase commitments may exceed demand causing our costs to increase and impact LNG sales margins.

              Some of our LNG supply agreements have take or pay commitments and our California LNG liquefaction plant has land lease and other fixed operating costs regardless of production and sales levels. Should the market demand for LNG decline or if demand under any existing or any future LNG supply contract does not maintain its volume levels or grow, overall operating and supply costs may increase and negatively impact our margins.

Two of our third-party LNG suppliers may cancel their supply contracts with us on short notice or increase their LNG prices, which would hinder our ability to meet customer demand and increase our costs.

              Two third-party LNG suppliers, Williams Gas Processing Company and ExxonMobil Corporation, supplied approximately 47% of the LNG we sold for the year ended December 31, 2007 and supplied 49% of the LNG we sold for the year ended December 31, 2008. For the three-month period ended March 31, 2009, Williams Gas Processing Company and ExxonMobil Corporation supplied approximately 20% of the LNG we sold. Our contracts with these LNG suppliers generally may be terminated by the supplier on short notice. In addition, under certain circumstances, Williams Gas Processing Company may significantly increase the price of LNG we purchase upon 24 hours' notice if Williams' costs to produce LNG increases, and we may be required to reimburse Williams Gas Processing Company for certain other expenses. Our contract with Williams Gas Processing Company, which supplied 32% of the LNG we sold for the year ended December 31, 2007, 29% for the year ended December 31, 2008, and 6% for the first quarter of 2009, expires on June 30, 2011. Our contract with ExxonMobil Corporation, which supplied 15% of the LNG we sold for the year ended December 31, 2007, 20% for the year ended December 31, 2008, and 14% for the first quarter of 2009, expires on June 30, 2009. Furthermore, there are a limited number of LNG suppliers in or near the areas where our LNG customers are located. It may be difficult to replace an LNG supplier, and we may be unable to obtain alternate suppliers at acceptable prices, in a timely manner or at all. If significant supply interruptions occur, our ability to meet customer demand will be impaired, customers may cancel orders and we may be subject to supply interruption penalties. If we are subject to LNG price increases, our operating margins may be impaired and we may be forced to sell LNG at a loss under our LNG supply contracts.

If we are unable to obtain natural gas in the amounts needed on a timely basis or at reasonable prices, we could experience an interruption of CNG or LNG deliveries or increases in CNG or LNG costs, either of which could have an adverse effect on our business.

              Some regions of the United States and Canada depend heavily on natural gas supplies coming from particular fields or pipelines. Interruptions in field production or in pipeline capacity could reduce the availability of natural gas or possibly create a supply imbalance that increases natural gas prices. We have in the past experienced LNG supply disruptions due to severe weather in the Gulf of Mexico and plant outages. If there are interruptions in field production, pipeline capacity, equipment failure, liquefaction production or delivery, we may experience supply stoppages which could result in our inability to fulfill delivery commitments. This could result in our being liable for contractual damages and daily penalties or otherwise adversely affect our business.

Oil companies and natural gas utilities, which have far greater resources and brand awareness than we have, may expand into the natural gas fuel market, which could harm our business and prospects.

              There are numerous potential competitors who could enter the market for CNG and LNG as vehicle fuels. Many of these potential entrants, such as integrated oil companies and natural gas utilities, have far greater resources and brand awareness than we have. If the use of natural gas vehicles increases, these companies may find it more attractive to enter the market for natural gas vehicle fuels and we may experience increased pricing pressure, reduced operating margins and fewer expansion opportunities.

We are in the process of commencing operations at a new LNG liquefaction plant, which could cost more to operate than we estimate and divert resources and management attention.

              We are in the initial stages of operating our LNG liquefaction plant in California, which began producing LNG in November 2008. The implementation and operation of any plant of this nature has inherent risks. Permitting, environmental issues, a lack of materials and a lack of human resources, among other factors, could complicate our ability to operate the LNG liquefaction plant and affect the operation of the plant. The new facility could also present increased financial exposure through start-up delays, repairs and incomplete production capability. If the new plant has higher than expected operating costs and is not able to produce expected amounts of LNG, we may be forced to sell LNG at a price below production costs and we may lose money. Additionally, if the quality of LNG produced at the plant does not meet contractual specifications, our customers may not be required to purchase it, which would harm our business.

If we do not have effective futures contracts in place, increases in natural gas prices may cause us to lose money.

              From 2005 to 2008, we sold and delivered approximately 30% of our total gasoline gallon equivalents of CNG and LNG under contracts that provided a fixed price or a price cap to our customers over terms typically ranging from one to three years, and in some cases up to five years. At any given time, however, the market price of natural gas may rise and our obligations to sell fuel under fixed price contracts may be at prices lower than our fuel purchase or production price if we do not have effective futures contracts in place. This circumstance has in the past and may again in the future compel us to sell fuel at a loss, which would adversely affect our results of operations and financial condition. Commencing with the adoption of our revised natural gas hedging policy in February 2007, we expect to purchase futures contracts to hedge our exposure to variability related to our fixed price contracts. However, such contracts may not be available or we may not have sufficient financial resources to secure such contacts. In addition, under our hedging policy, we may reduce or remove futures contracts we have in place related to these contracts if such disposition is approved in advance by our board of directors and derivative committee. If we are not economically hedged with respect to our fixed price contracts, we will lose money in connection with those contracts during periods in which natural gas prices increase above the prices of natural gas included in our customers' contracts. As of March 31, 2009, we were economically hedged with respect to two of our fixed price contracts with our customers.

Our futures contracts may not be as effective as we intend.

              Our purchase of futures contracts can result in substantial losses under various circumstances, including if we do not accurately estimate the volume requirements under our fixed price or price cap customer contracts when determining the volumes included in the futures contracts we purchase, or we are required to purchase a futures contract in connection with a bid proposal and ultimately we are not awarded the entire contract or our customer does not fully perform its obligations under the awarded contract. We also could incur significant losses if a counterparty does not perform its obligations under the applicable futures arrangement, the futures arrangement is economically imperfect or ineffective, or our futures policies and procedures are not properly followed or do not work as planned. Furthermore, we cannot assure that the steps we take to monitor our futures activities will detect and prevent violations of our risk management policies and procedures.

A decline in the value of our futures contracts may result in margin calls that would adversely impact our liquidity.

              We are required to maintain a margin account to cover losses related to our natural gas futures contracts. Futures contracts are valued daily, and if our contracts are in loss positions at the end of a trading day, our broker will transfer the amount of the losses from our margin account to a clearinghouse. If at any time the funds in our margin account drop below a specified maintenance level, our broker will issue a margin call that requires us to restore the balance. Payments we make to satisfy margin calls will reduce our cash reserves, adversely impact our liquidity and may also adversely impact our ability to expand our business. Moreover, if we are unable to satisfy the margin calls related to our futures contracts, our broker may sell these contracts to restore the margin requirement at a substantial loss to us. At March 31, 2009, we had $1.1 million on deposit related to our futures contracts.

If our futures contracts do not qualify for hedge accounting, our net income and stockholders' equity will fluctuate more significantly from quarter to quarter based on fluctuations in the market value of our futures contracts.

              We account for our futures activities under SFAS 133, which requires us to value our futures contracts at fair market value in our financial statements. Our futures contracts historically have not qualified for hedge accounting, and therefore we have recorded any changes in the fair market value of these contracts directly in our consolidated statements of operations in the line item "derivative (gains) losses" along with any realized gains or losses during the period. In the future, we will attempt to qualify all of our futures contracts for hedge accounting under SFAS 133, but there can be no assurances that we will be successful in doing so. At March 31, 2009, we had two futures contracts that did qualify for hedge accounting. To the extent that all or some of our futures contracts do not qualify for hedge accounting, we could incur significant increases and decreases in our net income and stockholders' equity in the future based on fluctuations in the market value of our futures contracts from quarter to quarter. For example, we experienced a derivative gain of $33.1 million and $5.7 million for the three months ended September 30, 2005 and June 30, 2008, respectively, and experienced derivative losses of $19.9 million, $0.3 million, $65.0 million, $13.7 million, $6.0 million, $0.3 million and $0.2 million for the three months ended December 31, 2005, March 31, 2006, September 30, 2006, December 31, 2006, September 30, 2008, December 31, 2008 and March 31, 2009, respectively. We had no derivative gains or losses for the three months ended June 30, 2006, March 31, 2007, June 30, 2007, September 30, 2007, December 31, 2007 and March 31, 2008. Any negative fluctuations may cause our stock price to decline due to our failure to meet or exceed the expectations of securities analysts or investors.

Compliance with potential greenhouse gas regulations affecting our LNG plants or stations may prove costly and negatively affect our financial performance.

              California has adopted legislation, AB 32, or the Global Warming Solutions Act, which calls for a cap on greenhouse gas emissions throughout California and a statewide reduction to 1990 levels by 2020, and an additional 80% reduction below 1990 levels by 2050. Seven western U.S. states (Arizona, California, Montana, New Mexico, Oregon, Utah and Washington) and four Canadian provinces (British Columbia, Manitoba, Ontario and Quebec) formed the Western Climate Initiative to help combat climate change. Other states and the federal government are considering passing measures to regulate and reduce greenhouse gas emissions. Any of these regulations, when and if implemented, may regulate the greenhouse gas emissions produced by our LNG production plants in California and Texas or our LNG and CNG stations and require that we obtain emissions credits or invest in costly emissions prevention technology. We cannot currently estimate the potential costs associated with federal or state regulation of greenhouse gas emissions from our LNG plants or LNG and CNG stations and these unknown costs are not contemplated in the financial terms of our customer agreements. These unanticipated costs may have a negative impact on our financial performance and may impair our ability to fulfill customer contracts at an operating profit.

Natural gas operations entail inherent safety and environmental risks that may result in substantial liability to us.

              Natural gas operations entail inherent risks, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages. For example, operation of LNG pumps requires special training and protective equipment because of the extreme low temperatures of LNG. LNG tanker trailers have also in the past been, and may in the future be, involved in accidents that result in explosions, fires and other damage. Improper refueling of LNG vehicles can result in venting of methane gas. Additionally, CNG fuel tanks if damaged or improperly maintained, may rupture and the contents of the tank may rapidly decompress and result in death or injury. In 2007, a driver of a CNG van in Los Angeles was killed when the previously damaged tanks he was fueling exploded. These risks may expose us to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We may incur substantial liability and cost if damages are not covered by insurance or are in excess of policy limits.

Our business is heavily concentrated in the western United States, particularly in California and Arizona. Continuing economic downturns in these regions could adversely affect our business.

              Our operations to date have been concentrated in California and Arizona. For the year ended December 31, 2007 and the year ended December 31, 2008, sales in California accounted for 40% and 45% respectively, and sales in Arizona accounted for 20% and 14%, respectively, of the total amount of gallons we delivered. For the three-month period ended March 31, 2009, sales in California and Arizona accounted for 48% and 10%, respectively, of the total amount of gallons we delivered. A continuing decline in the economy in these areas could slow the rate of adoption of natural gas vehicles, reduce fuel consumption or reduce the availability of government grants, any of which could negatively affect our growth.

We provide financing to fleet customers for natural gas vehicles, which exposes our business to credit risks.

              We loan to certain qualifying customers on average 60% and occasionally up to 100% of the purchase price of natural gas vehicles. We may also lease vehicles to customers in the future. There are risks associated with providing financing or leasing that could cause us to lose money. Some of these risks include: most of the equipment financed consists of vehicles, which are mobile and easily damaged, lost or stolen, there is a risk the borrower may default on payments, we may not be able to bill properly or track payments in adequate fashion to sustain growth of this service, and the amount of capital available to us is limited and may not allow us to make loans required by customers. Some of our customers, such as taxi owners, may depend on the CNG vehicles that we finance as their sole source of income, which may make it difficult for us to recover the collateral in a bankruptcy proceeding. The continued disruption in the credit markets may further reduce the amount of capital available to us and an economic recession or continued economic contraction may increase the rate of default by borrowers, leading to an increase in losses on our loan portfolio. As of March 31, 2009, we had $5.3 million outstanding in loans provided to customers to finance natural gas vehicle purchases.

We may incur losses and use working capital, if we are unable to place with customers the natural gas vehicles that we or our business partners order from manufacturers.

              To ensure availability for our customers, from time to time we enter into binding purchase agreements for natural gas vehicles when there is a production lead time. Although we attempt to arrange for customers to purchase the vehicles before delivery to us, we may be unable to locate purchasers on a timely basis and consequently may need to take delivery of and title to the vehicles. These purchases would adversely affect our cash reserves until such time as we can sell the vehicles to our customers, and we may be forced to sell the vehicles at a loss. At March 31, 2009, we had $5.2 million in aggregate deposits outstanding on natural gas vehicles which are described below.

              In July 2006, we entered into an agreement with Inland Kenworth, Inc. (Inland) pursuant to which we agreed to deposit certain amounts with Inland, as security for a guarantee, to fund the acquisition by Kenworth Truck Company (Kenworth) of 100 LNG trucks. At March 31, 2009, we had outstanding $1.5 million of deposits under this agreement. We also entered into two deposit agreements with Westport Innovations, Inc. (Westport) in 2007 to facilitate the production of LNG fuel systems for installation in the tractors purchased by Inland. At March 31, 2009, we had outstanding a total of $2.3 million on deposits made to Westport under these agreements. Repayment of these deposits will occur incrementally upon the sale of the converted tractors to customers; however, to the extent an LNG fuel system incorporated into a tractor is not sold within 24 months of the effective date of the applicable deposit agreement (or such other time period as is agreed by both us and Westport), Westport is not obligated to repay any of the deposit with respect to such LNG fuel systems. In addition, we have approximately $1.4 million on deposit at March 31, 2009 to secure the availability of 57 Honda Civic natural gas vehicles.

We have significant contracts with federal, state and local government entities, which are subject to unique risks.

              We have existing, and will continue to seek, long-term LNG and CNG station construction, maintenance and fuel sales contracts with various federal, state and local governmental bodies, which accounted for approximately two-thirds of our revenues from 2006 through 2008. In addition to our normal business risks, our contracts with these government entities are often subject to unique risks, some of which are beyond our control. Long-term government contracts and related orders are subject to cancellation if appropriations for subsequent performance periods are not made. The termination of funding for a government program supporting any of our CNG or LNG operations could result in a loss of anticipated future revenues attributable to that program, which could have a negative impact on our operations. In addition, government entities with whom we contract are often able to modify, curtail or terminate contracts with us without prior notice at their convenience, and are only liable for payment for work done and commitments made at the time of termination. Modification, curtailment or termination of significant contracts could have a material adverse effect on our results of operations and financial condition. Further, many governmental entities are experiencing significant budget deficits as a result of the economic recession, which may reduce or curtail their ability to fund natural gas fuel programs, purchase natural gas vehicles or provide public transportation and services, which would harm our business.

Our business is subject to a variety of governmental regulations that may restrict our business and may result in costs and penalties.

              We are subject to a variety of federal, state and local laws and regulations relating to the environment, health and safety, labor and employment and taxation, among others. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties and the imposition of remedial requirements. From time to time, as part of the regular overall evaluation of our operations, including newly acquired operations, we may be subject to compliance audits by regulatory authorities. In addition, any failure to comply with regulations related to the government procurement process at the federal, state or local level or restrictions on political activities and lobbying may result in administrative or financial penalties including being barred from providing services to governmental entities, which accounted for approximately two-thirds of our revenues from 2006 through 2008.

              In connection with our LNG liquefaction activities and the landfill gas processing facility operated by DCE, we need or may need to apply for additional facility permits or licenses to address storm water or wastewater discharges, waste handling, and air emissions related to production activities or equipment operations. This may subject us to permitting conditions that may be onerous or costly. Compliance with laws and regulations and enforcement policies by regulatory agencies could require us to make material expenditures, which may distract our officers, directors and employees from the operation of our business.

Operational issues, permitting and other factors at DCE's landfill gas processing facility may adversely affect both DCE's ability to supply biomethane and our operating results.

              In August 2008, we acquired our 70% interest in DCE. In April 2009, DCE entered into a 15-year gas sale agreement with Shell for the sale to Shell of specified levels of biomethane produced by DCE's landfill gas processing facility. However, there is no guarantee that DCE will be able to produce or sell up to the maximum volumes called for under the agreement. DCE's ability to produce such volumes of biomethane depends on a number of factors beyond DCE's control, including but not limited to the availability and composition of the landfill gas that is collected, successful permitting, the impact on DCE's operations of the operation of the landfill by the City of Dallas and the reliability of the processing facility's critical equipment. The DCE facility is subject to periods of reduced production or non-production due to upgrades, maintenance, repairs and other factors. For example, as part of an operational upgrade in March 2009, the facility was shut down for approximately one month. More recently, on June 12, 2009, the facility was taken offline for repairs that we anticipate will be completed by June 30, 2009. Future operational upgrades or complications in the operations of the facility could require additional shut downs, and accordingly, DCE's revenues may fluctuate from quarter to quarter.

Our quarterly results of operations have not been predictable in the past and have fluctuated significantly and may not be predictable and may fluctuate in the future.

              Our quarterly results of operations have historically experienced significant fluctuations. Our net losses were approximately $0.9 million, $3.6 million, $1.5 million, $2.9 million, $5.4 million, $3.2 million, $12.1 million, $23.7 million and $6.5 million for the three months ended March 31, 2007, June 30, 2007, September 30, 2007, December 31, 2007, March 31, 2008, June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009, respectively. Our quarterly results may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. If our quarterly results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly results of operations historically have primarily been attributable to our derivative gains and losses, but also may be due to a number of other factors, including, but not limited to: our ability to increase sales to existing customers and attract new customers, the addition or loss of large customers, construction cost overruns, downtime at our facilities (including the recent shutdowns in March and June 2009 of DCE's landfill gas processing facility), the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and infrastructure, changes in the price of natural gas, changes in the prices of CNG and LNG relative to gasoline and diesel, changes in our pricing policies or those of our competitors, the costs related to the acquisition of assets or businesses, regulatory changes, expenses for ballot initiatives that could impact our business and geopolitical events such as war, threat of war or terrorist actions. Investors in our stock should not rely on the results of one quarter as an indication of future performance as our quarterly revenues and results of operations may vary significantly in the future. Therefore, period-to-period comparisons of our operating results may not be meaningful.

Sales of outstanding shares of our stock into the market in the future could cause the market price of our stock to drop significantly, even if our business is doing well.

              If our stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline. At June 15, 2009, 50,255,212 shares of our common stock were outstanding. The 11,500,000 shares sold in our initial public offering in addition to the 4,419,192 shares of common stock and the 3,314,394 shares of common stock subject to outstanding warrants sold in our registered direct offering that closed on November 3, 2008, are freely tradable without restriction or further registration under federal securities laws unless purchased by our affiliates. Shares held by non-affiliates for more than six months may generally be sold without restriction, other than a current public information requirement, and may be sold freely without any restrictions after one year. All other outstanding shares of common stock may be sold under Rule 144 under the Securities Act, subject to applicable restrictions.

              In addition, as of June 15, 2009, there were 9,148,580 shares underlying outstanding options and 18,314,394 shares underlying outstanding warrants (including the 3,314,394 Series I warrant shares sold in our registered direct offering which closed on November 3, 2008). All shares subject to outstanding options and warrants are eligible for sale in the public market to the extent permitted by the provisions of various option and warrant agreements and Rule 144. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our stock could decline.

              Further, as of June 15, 2009, 16,539,720 shares of our stock held by our co-founder and board member T. Boone Pickens are subject to a pledge agreement with a bank. Should the bank be forced to sell the shares subject to the pledge, the trading price of our stock could also decline. On December 1, 2008, Warren I. Mitchell, our Chairman of the Board, entered into a Rule 10b5-1 Sales Plan with a broker to sell shares of our common stock that may be acquired upon the exercise of stock options. Under the plan, the broker may sell up to 2,000 shares of common stock each month, beginning in January 2009, provided that the price per underlying share is at or above $10.00 on the Nasdaq Global Market. The sale of such shares pursuant to the Rule 10b5-1 Sales Plan will not be subject to the lock-up provisions described in "Underwriting—No Sales of Similar Securities" of this prospectus supplement. All sales of common stock under the plan will be reported through appropriate filings with the Securities and Exchange Commission (SEC).

A majority of our stock is beneficially owned by a single stockholder whose interests may differ from yours and who will be able to exert significant influence over our corporate decisions, including a change of control.

              As of June 15, 2009, Boone Pickens and affiliates (including Madeleine Pickens, his wife) beneficially owned in the aggregate 54% of our outstanding common stock, inclusive of the 15,000,000 shares underlying a warrant held by Mr. Pickens. After giving effect to the sale of 8,200,000 shares of common stock in this offering, Mr. Pickens and his affiliates would beneficially own an aggregate of approximately 47.3% of our common stock (or approximately 46.5% if the underwriters' overallotment option is exercised in full), inclusive of the 15,000,000 shares underlying a warrant held by Mr. Pickens. As a result, Mr. Pickens will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. Mr. Pickens may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company, and might ultimately affect the market price of our stock. Conversely, this concentration may facilitate a change in control at a time when you and other investors may prefer not to sell.

You will experience immediate dilution in the book value per share of the common stock you purchase.

              Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $8.30 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $4.14 per share in the net tangible book value of the common stock. See "Dilution" on page S-25 for a more detailed discussion of the dilution you will incur in this offering.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

              Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not yield profitable results or increase the market price of our common stock.

USE OF PROCEEDS

              Our net proceeds from the sale of 8,200,000 shares of common stock offered by us in this offering pursuant to this prospectus supplement will be approximately $63.6 million (approximately $73.2 million if the underwriters exercise their overallotment option in full), after deducting the underwriting discount and commissions and all estimated offering expenses payable by us.

              We currently intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include capital expenditures related to station construction activities, investment in our LNG plants and our biomethane production plant or future acquisitions of natural gas fueling infrastructure, vehicle or services businesses and biomethane production assets. We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management team will have broad discretion to allocate the net proceeds from this offering and investors will be relying on the judgment of management with regard to the use of proceeds. Pending application of the net proceeds, we may temporarily invest the net proceeds in short-term marketable securities.

PRICE RANGE OF COMMON STOCK

              Our common stock is listed on the NASDAQ Global Market under the symbol "CLNE." The last reported sale price for our common stock on June 25, 2009 was $9.00 per share. The following table sets forth information on the range of high and low prices for our common stock during the periods indicated.

	High	Low
Fiscal Year ended December 31, 2007
Third Quarter	$18.80	$10.81
Fourth Quarter	$20.65	$12.55

Fiscal Year ended December 31, 2008
First Quarter	$16.84	$11.75
Second Quarter	$15.47	$10.15
Third Quarter	$19.95	$10.33
Fourth Quarter	$14.70	$3.23

Fiscal Year ended December 31, 2009
First Quarter	$7.61	$4.62
Second Quarter (through June 25, 2009)	$10.25	$5.89

DIVIDEND POLICY

              We currently intend to retain any future earnings to finance the growth, development and expansion of our business and do not anticipate paying cash dividends in the future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion, and any legal or contractual restrictions on the payment of dividends.

DILUTION

              Our historical net tangible book value (deficit) as of March 31, 2009 was approximately $179.8 million, or $3.58 per share of common stock. Historical net tangible book value per share is determined by dividing our total tangible assets (total assets less intangible assets), less total liabilities, by the number of outstanding shares of our common stock.

              After giving effect to the sale of 8,200,000 shares of common stock in this offering at a public offering price of $8.30 per share of common stock and after deduction of underwriting discounts and commissions and all estimated offering expenses payable by us, our net tangible book value (deficit) as of March 31, 2009 would have been approximately $243.4 million, or $4.16 per share of common stock. This represents an immediate increase in net tangible book value (deficit) of $0.58 per share to our existing shareholders and an immediate dilution in tangible net book value (deficit) of $4.14 per share to investors participating in this offering. The following table illustrates this dilution per share to investors participating in this offering:

Public offering price per share:		$8.30
Net tangible book value (deficit) per share as of March 31, 2009	$3.58
Increase per share attributable to new investors participating in this offering	0.58
As adjusted net tangible book value (deficit) per share after this offering		4.16
Dilution per share to new investors participating in this offering:		$4.14

              The above illustration of dilution per share to investors participating in this offering assumes no exercise of outstanding options to purchase our common stock or outstanding warrants to purchase shares of our common stock.

              The above discussion and table are based on 50,238,212 shares of our common stock outstanding as of March 31, 2009. This number excludes:

  •
  1,230,000 shares of common stock issuable if the underwriters exercise their option to purchase additional shares of common stock in full;

  •
  15,000,000 shares of common stock issuable upon the exercise of outstanding warrants held by Boone Pickens at an exercise price of $10.00 per share;

  •
  3,314,394 shares of common stock issuable upon the exercise of Series I warrants sold in our registered direct offering completed in November 2008;

  •
  9,148,580 shares of common stock issuable upon the exercise of outstanding options; and

  •
  1,580,292 shares of common stock reserved and available for future issuance under our equity incentive plans.

              If the underwriters' overallotment option is exercised in full, our net tangible book value per share after giving effect to this offering would be $4.24 per share, and the dilution in net tangible book value per share to investors in this offering would be $4.06 per share.

BUSINESS

Overview

              We are the leading provider of natural gas as an alternative fuel for vehicle fleets in the United States and Canada, based on the number of stations operated and the amount of GGEs of CNG and LNG delivered. We offer a comprehensive solution to enable our customers to run their fleets on natural gas, often with limited upfront expense to the customer. We design, build, finance and operate fueling stations and supply our customers with CNG and LNG. We also produce renewable biomethane, which can be used as vehicle fuel, through our landfill gas joint venture. In addition, we help our customers acquire and finance natural gas vehicles and obtain local, state and federal clean air rebates and incentives. CNG and LNG are cheaper than gasoline and diesel, and are well suited for use by vehicle fleets that consume high volumes of fuel, refuel at centralized locations, and are increasingly required to reduce emissions. According to the EIA, the amount of natural gas consumed in the United States for vehicle use more than doubled between 2000 and 2008. We believe we are positioned to capture a substantial share of the growth in the use of natural gas as a vehicle fuel in the United States given our leading market share and the comprehensive solutions we offer.

              We sell natural gas vehicle fuels in the form of both CNG and LNG. CNG is generally used in automobiles, light to medium-duty vehicles and refuse trucks and transit buses as an alternative to gasoline and diesel. CNG is produced from natural gas that is supplied by local utilities to CNG vehicle fueling stations, where it is compressed and dispensed into vehicles in gaseous form. LNG is generally used in trucks and other medium to heavy-duty vehicles as an alternative to diesel, typically where a vehicle must carry a greater volume of fuel. LNG is natural gas that is super cooled at a liquefaction facility to -162 degrees Celsius (-260 degrees Fahrenheit) until it condenses into a liquid, which takes up about 1/600th of its original volume as a gas. We deliver LNG to fueling stations via our fleet of 58 tanker trailers. At the stations, LNG is typically stored in above ground containers until dispensed into vehicles in liquid form.

              We serve fleet vehicle operators in a variety of markets, including public transit, refuse hauling, airports, taxis, seaports, and regional trucking. We believe these fleet markets will continue to present a high growth opportunity for natural gas vehicle fuels. We generate revenues primarily by delivering CNG and LNG and to a lesser extent by building CNG and LNG fueling stations and selling renewable biomethane produced by our landfill gas joint venture. We serve over 340 fleet customers operating over 17,200 natural gas vehicles. We own, operate or supply 184 natural gas fueling stations in Arizona, California, Colorado, District of Columbia, Georgia, Maryland, Massachusetts, Nevada, New Mexico, New York, Ohio, Oklahoma, Texas, Virginia, Washington and Wyoming within the United States, and in British Columbia and Ontario within Canada, as of June 15, 2009. In 2008, we opened our first compressed natural gas station in Lima, Peru through our joint venture, Clean Energy del Peru.

              In 2008, we began executing our strategy of developing renewable biomethane production capabilities by acquiring 70% of the outstanding membership interests of Dallas Clean Energy, LLC (DCE), which owns a facility that collects, processes and sells renewable biomethane from a landfill in Dallas, Texas. Through DCE, we are currently producing renewable pipeline quality biomethane from a landfill which can be used to generate renewable electricity and as a renewable low carbon fuel. In April 2009, DCE entered into a 15-year gas sale agreement with Shell for the sale to Shell of biomethane produced by DCE's landfill gas processing facility.

              We own and operate an LNG liquefaction plant near Houston, Texas, which we call the Pickens Plant, capable of producing up to 35 million gallons of LNG per year. We also own an LNG liquefaction plant in Boron, California that produced its first load of LNG in November of 2008 and is capable of producing 60 million gallons of LNG per year, with the ability to expand production up to 90 million gallons of LNG per year.

The Market for Vehicle Fuels

              According to the EIA, the United States consumed an estimated 175 billion gallons of gasoline and diesel in 2006, and demand is expected to grow at an annual rate of 1.4% to 250 billion gallons by 2030. Gasoline and diesel comprise the vast majority of vehicle fuel currently consumed in the United States, while CNG, LNG and other alternative fuels represent less than 3% of this consumption, according to the EIA. Alternative fuels, as defined by the U.S. Department of Energy (DOE), include natural gas, ethanol, propane, hydrogen, biodiesel, electricity and methanol.

              Through the summer of 2008, domestic prices for gasoline and diesel fuel increased significantly, largely as a result of higher crude oil prices in the global market and limited refining capacity. Crude oil prices were affected by increased demand from developing economies such as China and India, global political issues, weather-related supply disruptions and other factors. Going into 2008, many industry analysts believed that crude oil producers would continue to face challenges to find and produce crude oil reserves in quantities sufficient to meet growing global demand and that the costs of finding crude oil would increase. Contrary to that belief, however, the global recession in 2008 has brought about a collapse of world oil prices. We, along with a number of expert market commentators, believe that once world economic growth resumes, pressures on oil supply will force oil, gasoline and diesel prices higher.

              The current lower oil, gasoline and diesel prices have reduced the immediate market opportunity for alternative fuels that existed with higher oil, gasoline and diesel prices experienced in the first half of 2008. However, increasingly stringent federal, state and local air quality regulations, and the emphasis on greenhouse gas reductions and low carbon fuels continue to represent an opportunity for alternative vehicle fuels in the United States and Canada. Natural gas as an alternative fuel has been more widely used for many years in other parts of the world such as in Europe and Latin America, based on the number of natural gas vehicles in operation in those regions. The Gas Vehicles Report estimates that there are approximately 100,000 natural gas vehicles in the United States compared to approximately 10 million worldwide as of February 2009.

Natural Gas as an Alternative Fuel for Vehicles

              We believe that natural gas is an attractive alternative to gasoline and diesel for vehicle fuel in the United States and Canada because it is cheaper and cleaner than gasoline or diesel. In addition, almost all natural gas consumed in the United States and Canada is produced from U.S. and Canadian sources. According to the EIA, in 2006 there were approximately 300 million gasoline gallon equivalents of natural gas consumed in the United States for vehicle use, which is nearly double the amount consumed in 2000. The Clean Vehicle Education Foundation estimates that there are over 1,000 natural gas fueling stations in the United States.

              Natural gas vehicles use internal combustion engines similar to those used in gasoline or diesel powered engines. A natural gas vehicle uses airtight storage cylinders to hold CNG or LNG, specially designed fuel lines to deliver natural gas to the engine, and an engine tuned to run on natural gas. Natural gas fuels have higher octane content than gasoline or diesel, and the acceleration and other performance characteristics of natural gas vehicles are similar to those of gasoline or diesel powered vehicles of the same weight and engine class. Natural gas vehicles, whether they run on CNG or LNG, are refueled using a hose and nozzle that makes an airtight seal with the vehicle's gas tank. For heavy-duty vehicles, natural gas vehicles operate more quietly than diesel powered vehicles. Several municipalities are encouraging natural gas trucks because of their quieter operation in urban settings.

              Almost any current make or model passenger car, truck, bus or other vehicle is capable of being manufactured or modified to run on natural gas. In other countries, numerous makes and models of vehicles are produced from the factory to run on natural gas. However, in North America only a limited number of models of natural gas vehicles are available. Only Honda offers a factory built natural gas passenger vehicle for sale in North America, a version of its Civic 4-door Sedan called the GX. A limited number of other passenger vehicles and light-duty trucks are available through small volume manufacturers. These manufacturers offer current model vehicles made by others that they have modified to use natural gas and which have been certified to meet federal and state emissions and safety standards. Several GM and Ford models are now certified, including the Ford Crown Victoria, Ford E Van, Ford F Series Truck, and GM 6 liter and 8.1 liter vehicles that include pickups, vans, cargo vans, and trucks. We anticipate additional models will be certified in 2009. Modifications involve removing the gasoline storage and fuel delivery system and replacing it with high pressure fuel storage cylinders and fuel delivery lines.

              Heavy-duty natural gas vehicles are manufactured by traditional original equipment manufacturers. These manufacturers offer some of their standard model vehicles with natural gas engines and components, which they make or purchase from engine manufacturers. Cummins Westport Inc., a joint venture of Cummins Inc. and Westport Innovations Inc., and Westport Innovations Inc. (on its own), manufacture natural gas engines for medium and heavy-duty fleet applications, including transit buses, class 8 trucks, refuse trucks, delivery trucks and street sweepers.

Natural Gas Medium and Heavy-Duty Vehicle Manufacturers

              Medium and heavy-duty natural gas vehicles manufactured by traditional original equipment manufacturers include:

    Trucks

  •
  Autocar

  •
  American LaFrance

  •
  Crane Carrier Company

  •
  Kenworth

  •
  Peterbilt

  •
  Freightliner

    Shuttles and Buses

  •
  Blue Bird (school buses)

  •
  El Dorado National (shuttles and transit buses)

  •
  New Flyer (transit buses)

  •
  North American Bus Industries, Inc. (transit buses)

  •
  Orion Bus Industries (transit buses)

  •
  Thomas Built Buses (school buses)

    Specialty

  •
  Allianz Madvac (street sweepers and specialty sweepers and vacuums)

  •
  Capacity (yard hostler trucks for port drayage)

  •
  Tymco (street sweepers)

Benefits of Natural Gas Fuel

              Less Expensive.    Based on EIA data, since 2004 CNG and LNG have become increasingly less expensive than gasoline and diesel. For example, in 2008 the average retail CNG price we charged in California, our most significant market, was $0.84 less per GGE than the average California regular unleaded gasoline price of $3.51 per gallon according to the EIA. In addition, CNG and LNG are also currently cheaper than the three other most widely available alternative fuels, propane, ethanol blends and biodiesel, as reported by the DOE on a gallon-equivalent basis.

              Tax incentives also enhance the cost-effectiveness of CNG and LNG. Since October 1, 2006, a U.S. federal excise tax credit of $0.50 per GGE of CNG and $0.50 per liquid gallon of LNG sold for vehicle use has been available to sellers of the fuel. A U.S. federal income tax credit is also available to offset 50% to 80% of the incremental cost of purchasing new or converted natural gas vehicles. The fuel credit and the vehicle credit are scheduled to expire on December 31, 2009 and December 31, 2010, respectively, unless otherwise extended by currently proposed legislation.

              We believe that diesel fuel will become more expensive over the next several years as refineries must meet additional stringent federal sulfur diesel standards by 2010. Additionally, 2007 and later diesel engine models must meet 2007 federal heavy-duty engine emission standards as well as more restrictive standards in 2010, which will require significant modification costs.

              The chart below shows our average pump prices in California for CNG relative to California retail regular gasoline and diesel prices on a GGE basis for the periods indicated. CNG and LNG powered vehicles produce roughly the same miles per gallon as comparable to gasoline or diesel powered vehicles.

Average California Retail Prices
(per gasoline gallon equivalent)(1)

	Year Ended December 31,
	2006	2007	2008
California retail gasoline(2)	$2.83	$3.08	$3.51
California retail diesel(2)(3)	2.76	2.81	3.53
California CNG—Clean Energy	2.16	2.43	2.67
CNG discount to gasoline	$(0.67)	$(0.65)	$(0.84)
CNG discount to diesel	(0.60)	(0.38)	(0.86)

(1)
Industry analysts typically use the GGE method in an effort to provide a normalized or "apples to apples" comparison of the relative cost of CNG compared to gasoline and diesel. Using this method, the cost of CNG is presented based on the amount of CNG required to generate the same amount of energy, measured in British Thermal Units or BTUs, as a gallon of gasoline.

(2)
Retail gasoline and diesel prices from the EIA.

(3)
Converted to GGEs assuming 125,000 BTU and 139,000 BTU per gallon of gasoline and diesel, respectively.

              The following chart shows the estimated annual fuel cost savings that may be achieved by the natural gas vehicle.

Representative Annual Per Vehicle Fuel Cost Savings
by Fleet Market for California
Based on Average Fuel Prices During 2008

Market	Fuel	Estimated annual fuel usage (gallons)(1)(2)	Cost of fuel CNG or LNG vs. gasoline or diesel (gallons)(1)(3)			Estimated annual fuel cost savings
Taxi	CNG or Gasoline	5,000	$2.67(4)	vs.	$3.51(4)	$4,200
Shuttle van	CNG or Gasoline	7,500	$2.67(4)	vs.	$3.51(4)	$6,300
Municipal transit bus (CNG)	CNG or Diesel	16,680	$1.85(5)	vs.	$2.58(6)	$12,176
Refuse truck (CNG)	CNG or Diesel	11,120	$1.89(5)(7)	vs.	$3.53(6)	$18,237
Municipal transit bus (LNG)	LNG or Diesel	16,680	$1.82(8)	vs.	$2.58(6)	$12,677
Refuse truck (LNG)	LNG or Diesel	11,120	$2.22(7)(8)	vs.	$3.53(6)	$14,567

(1)
CNG and LNG volumes are stated on a GGE basis. Industry analysts typically use the GGE method in an effort to provide a normalized or "apples to apples" comparison of the relative cost of CNG compared to gasoline and diesel. Using this method, the cost of each fuel is presented based on the same amount of energy, measured in BTUs, as a gallon of gasoline.

(2)
Average fleet vehicle usage estimated by us based on experience with our customers. Estimated usage for a taxi is based on a "single-shift" driving program.

(3)
Fuel prices for municipal transit buses are lower compared to refuse trucks because fuel for municipal buses is not subject to fuel excise taxes.

(4)
CNG retail pricing is based on average Clean Energy retail station pricing in California during 2008. Gasoline retail pricing is based on California average retail gasoline prices during 2008 as reported by the EIA.

(5)
CNG prices based on average prices paid by Clean Energy's California fleet customers in 2008.

(6)
Diesel price based on the EIA reported average diesel price in California in 2008.

(7)
Excludes California Board of Equalization taxes of $0.0875 per GGE on CNG vehicles and $0.06 per gallon on LNG vehicles as these customers typically buy an annual permit of $168.00 per truck over 12,000 gross vehicle weight (GVW) that allows them to opt out of this tax.

(8)
LNG prices based on wholesale pricing adjusted for taxes and excluding infrastructure costs, which are typically paid by a third party.

              Cleaner.    Use of CNG and LNG as a vehicle fuel creates less pollution than use of gasoline or diesel, based on data from South Coast Air Quality Management District studies. On-road mobile source emissions reductions are becoming increasingly important because many urban areas have failed to meet federal air quality standards. This failure has led to the need for more stringent governmental air pollution control regulations.

              The table below shows an example of emissions reductions for the 2008 Honda Civic GX versus its gasoline powered counterpart. Comparisons are based on information submitted to the EPA by the manufacturer.

		Certified maximum grams per mile
Model	Fuel	NOx	PM
2008 Honda Civic	Gasoline	0.040	0.010
2008 Honda Civic	CNG	0.010	0.005
Emission Reduction		75%	50%

              In 2007, new federal emissions requirements became effective for medium and heavy-duty engines, and more stringent requirements go into effect in 2010. These requirements limit the levels of specified emissions from new vehicle engines manufactured in or after these years, and will likely result in cost increases for both acquiring and operating diesel vehicles. In order to comply with these standards, 2007 and later diesel engine models have employed significant new emissions control technologies such as advanced NOx and particulate matter (PM) traps and exhaust gas recirculation systems, which have resulted in increases to the cost of medium and heavy-duty diesel vehicles. According to industry sources, the purchase price of a 2007 and later heavy-duty diesel vehicle that meets the 2007 diesel emission standards increased by an average of $10,000 per vehicle. The 2007 and newer diesel vehicles require the use of ultra-low sulfur diesel fuel in order to meet the standards, which we believe will also increase the cost of operating and maintaining medium and heavy-duty diesel vehicles. Additionally, we expect the cost of medium and heavy-duty diesel vehicles to increase in 2010 when they must meet the federal 2010 emission standards. The 2010 standards will require diesel vehicles to use additional emission control technologies, which may include the use of selective catalytic reduction strategies that require urea. We expect these additional controls will generally result in lower performance and increase the cost to own and operate diesel vehicles.

              By comparison, the "certified" levels (or the emission levels the vehicles test to) for all 2007 medium and heavy-duty natural gas engines satisfy the federal 2007 emission standards, and one natural gas engine model has already been certified to meet the 2010 standards. The chart below shows the results of comparison tests, published by the South Coast Air Quality Management District, of a sample of natural gas engines (the first two engines in the chart on the left), and diesel engines (the remainder of the engines in the chart below on the right) against the federal emission standards applicable for 2007 and 2010. The chart only shows the NOx standards as the PM standards are identical for 2007 and 2010. The chart demonstrates that all of the diesel engines certified to meet the 2007 standard have "not-to-exceed" levels (values that limit the amount an engine can emit as it deteriorates over time) that actually exceed the 2007 federal emission NOx standard. In addition, both natural gas engines do not exceed the 2007 standard. Finally, most 2007 and later model year natural gas engines can achieve the 2010 standards by using an available catalytic converter with an approximate cost of $4,000 to $6,000.

2008 On-Road Heavy-Duty Engines
(As of January 25, 2008)

              In addition to the South Coast Air Quality Management District's study of emissions above, the agency also compared emissions levels of natural gas and other alternative fuels to those of existing pre-2007 diesel engines. The results, shown in the chart below, demonstrate that natural gas vehicle fuels produce significantly lower emissions than biodiesel, ethanol blends and diesel technologies. The figures show the percentage reduction in NOx and PM compared to emissions from standard diesel engines.

Proven Commercially Alternative Fuels and Diesel Technologies

Technology	NOx reduction	PM reduction
Natural gas	≥30-50%	>85%
Diesel emulsions	10-15%	50-65%
Biodiesel (B20)	-5%-0%	15-20%
Ethanol blends	2-6%	35-40%
Oxidation catalysts for diesel engines	0-3%	~20%
NOx/PM traps for diesel engines	0%	>85%
Low-sulfur diesel	Minimal	~20%

Source: South Coast Air Quality Management District—2009

              In September 2006, California Governor Arnold Schwarzenegger signed AB 32—the Global Warming Solutions Act of 2006—into law, which calls for a cap on greenhouse-gas emissions throughout California and a statewide reduction to 1990 levels by the year 2020, and an additional 80% reduction below 1990 levels by 2050. To achieve the state's greenhouse gas reductions for mobile sources, the California Air Resources Board in 2007 identified an "early item" under AB 32 called the Low Carbon Fuel Standard that requires a 10% carbon reduction in all transportation fuels sold in the State of California by 2020. Under this draft regulation, LNG, CNG and biomethane are identified as "compliant fuels" through 2020. In October 2007, Governor Schwarzenegger signed into law AB 118, which provides approximately $210 million per year for seven years to fund alternative fuel programs, including CNG, LNG and biogas, aimed at reducing greenhouse-gas emissions and improving air quality. Additionally, seven western U.S. states (Arizona, California, Montana, New Mexico, Oregon, Utah, and Washington) and four Canadian provinces (British Columbia, Manitoba, Ontario and

Quebec) formed the Western Climate Initiative and 11 Eastern U.S. states (Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island, Pennsylvania and Vermont) formed the Regional Greenhouse Gas Initiative to help combat climate change. Both efforts aim to implement market-based programs to reduce global warming pollution from stationary and mobile sources.

              Transportation accounts for more than 41% of California's annual greenhouse-gas emissions, according to the California Air Resources Board. As set forth in a report by TIAX, LLC, on a full life-cycle ("well to wheels") analysis, natural gas as a vehicle fuel results in greenhouse-gas reductions of up to 30% for light duty vehicles and up to 23% for medium and heavy-duty vehicles.

              Further, in October 2007, the California Energy Commission adopted the AB 1007 State Alternative Fuels Plan that establishes goals of displacing 26% of California's petroleum fuel use by 2022 with alternative fuels, including natural gas.

              Biomethane is also a means to reduce greenhouse gas emissions. Biomethane is natural gas produced from waste streams such as landfills, animal waste "lagoons" and sewage processing plants. A recent full life-cycle analysis performed by the California Air Resources Board estimates that use of biomethane generated from landfills as a vehicle fuel can reduce greenhouse-gas emissions up to 88% as compared to gasoline. According to The American Biogas Alliance, biomethane can be liquefied or injected into a pipeline and is compatible with existing natural gas fueling infrastructure. Additionally, according to a 1998 DOE study, biomethane available from these sources could offset over 10 billion gallons of petroleum fuel per year.

              Safety.    As reported by NGV America, CNG and LNG are safer than gasoline and diesel because they dissipate into the air when spilled or in the event of a vehicle accident. When released, CNG and LNG are also less combustible than gasoline or diesel because they ignite only at relatively higher temperatures. The fuel tanks and systems used in natural gas vehicles are subjected to a number of federally required safety tests, such as fire and gunfire tests, pressure extremes and crash testing, according to the U.S. Department of Transportation National Highway Traffic Safety Administration. CNG and LNG are generally stored in above ground tanks, and therefore are not likely to contaminate soil or groundwater.

              Domestic supply.    In 2008, the United States consumed 19.5 million barrels of crude oil per day, of which 38% was supplied from the United States and Canada and 62% was imported from other countries, according to the EIA. By comparison, the EIA estimates that 98% of the natural gas consumed in the United States in 2008 was supplied from the United States and Canada, making it less vulnerable to foreign supply disruption. In addition, the EIA estimates that less than 1% of the estimated 23 trillion cubic feet of natural gas consumed in the United States in 2008 was used for vehicle fuel. We believe that a significant increase in use of natural gas as a vehicle fuel would not materially impact the overall demand for natural gas supplies.

              Analysts believe that there is a significant worldwide supply of natural gas relative to crude oil. According to the 2008 BP Statistical Review of World Energy, on a global basis, the ratio of proven natural gas reserves to 2007 natural gas production was 45% greater than the ratio of proven crude oil reserves to 2007 crude oil production. This analysis suggests significantly greater longer term availability of natural gas than crude oil based on current consumption.

MANAGEMENT

              The names of our current executive officers and directors, their ages as of March 31, 2009, and their positions are shown below. Biographical summaries of each of our executive officers and directors are included below.

Name	Age	Position Held
Andrew J. Littlefair	48	President, Chief Executive Officer and Director
Richard R. Wheeler	44	Chief Financial Officer
James N. Harger	50	Senior VP and Chief Marketing Officer
Mitchell W. Pratt	49	Senior VP, Engineering, Operations and Public Affairs, Corporate Secretary
Barclay F. Corbus	42	Senior VP, Strategic Development
Warren I. Mitchell	72	Chairman of the Board
John S. Herrington	69	Director
James C. Miller III	66	Director
Boone Pickens	80	Director
Kenneth M. Socha	62	Director
Vincent C. Taormina	53	Director

              Andrew J. Littlefair, one of our founders, has served as our President, Chief Executive Officer and a director since June 2001. From 1996 to 2001, Mr. Littlefair served as President of Pickens Fuel Corp. From 1987 to 1996, Mr. Littlefair served in various management positions at Mesa, Inc., an energy company of which Boone Pickens was Chief Executive Officer. From 1983 to 1987, Mr. Littlefair served in the Reagan Administration as a Staff Assistant to the President. Mr. Littlefair is currently Chairman of NGV America, the leading U.S. advocacy group for natural gas vehicles. Mr. Littlefair earned a B.A. from the University of Southern California. Mr. Littlefair serves on the board of directors of Westport Innovations Inc., a Canadian company publicly traded on the NASDAQ Global Market.

              Richard R. Wheeler has served as our Chief Financial Officer since February 2003. From November 2001 to January 2003, Mr. Wheeler served as Chief Financial Officer of Blue Energy & Technologies LLC, a privately held natural gas vehicle fuels company which we acquired in December 2002. From May 2000 to October 2001, Mr. Wheeler served as Executive Vice President and Chief Financial Officer of Encoda Systems, Inc., a privately held software company. Mr. Wheeler earned a B.S. and an M.B.A. from the University of Colorado, Boulder and is a certified public accountant.

              James N. Harger has served as our Senior Vice President and Chief Marketing Officer since June 2003, and served as our Vice President, Marketing from June 2001 to June 2003. From 1997 to 2001, Mr. Harger served as Vice President, Marketing and Sales of Pickens Fuel Corp. From 1983 to 1997, Mr. Harger served in management positions at Southern California Gas Company, where he assisted in the launch of the natural gas vehicle program in 1992. Mr. Harger earned a B.S. from the University of California, Los Angeles, and an M.B.A. from Pepperdine University.

              Mitchell W. Pratt has served as our Senior Vice President, Engineering, Operations and Public Affairs, since January 2006, and as our Corporate Secretary since December 2002. From August 2001 to December 2005, Mr. Pratt served as our Vice President, Business Development. From 1983 to July 2001, Mr. Pratt held various positions in sales and marketing, operations and public affairs at Southern

California Gas Company. Mr. Pratt earned a B.S. from the California State University at Northridge and an M.B.A. from the University of California, Irvine.

              Barclay F. Corbus has served as our Senior Vice President, Strategic Development, since September 2007. From July 2003 to September 2007, Mr. Corbus served as Co-Chief Executive Officer and a director of WR Hambrecht + Co, which managed our initial public offering. Mr. Corbus joined WR Hambrecht + Co in 1999 and, from October 2000 to July 2003, Mr. Corbus served as Head of Investment Banking of WR Hambrecht + Co. From 1989 to 1999, Mr. Corbus worked with Donaldson, Lufkin & Jenrette. Mr. Corbus serves as a director of Alaska Energy and Resources Co. and Overstock.com. Mr. Corbus earned an A.B. from Dartmouth College and an M.B.A. from Columbia Business School.

              Warren I. Mitchell has served as our Chairman of the Board and a director since May 2005. For over 40 years until his retirement in 2000, Mr. Mitchell worked in various positions at Southern California Gas Company, including as President beginning in 1990 and Chairman beginning in 1996. Mr. Mitchell currently serves on the board of directors of The Energy Coalition, a non-profit organization devoted to education on energy management, and on the board of directors of a privately held technology company. Mr. Mitchell earned a B.S. and an M.B.A. from Pepperdine University.

              John S. Herrington has served as a director of our company since November 2005. For over a decade, Mr. Herrington has been a self employed businessman and attorney at law. From 1985 to 1989, Mr. Herrington served as the U.S. Secretary of Energy, and from 1983 to 1985, Mr. Herrington served as Assistant to the President for presidential personnel in the Reagan Administration. From 1981 to 1983, Mr. Herrington served as Assistant Secretary of the Navy. Mr. Herrington earned an A.B. from Stanford University and a J.D. and an LL.B. from the University of California, Hastings College of the Law.

              James C. Miller III has served as a director of our company since May 2006. Mr. Miller has served on the board of governors of the United States Postal Service since April 2003, and as its chairman from January 2005 to 2008. Mr. Miller has served on the boards of directors of the Washington Mutual Investors Fund since October 1992 and the J.P. Morgan Value Opportunities Fund since December 2001. From 1981 to 1985, Mr. Miller was Chairman of the U.S. Federal Trade Commission in the Reagan Administration, and also served as Director of the U.S. Office of Management and Budget from 1985 to 1988. Mr. Miller earned a B.B.A. from the University of Georgia and a Ph.D. from the University of Virginia.

              Boone Pickens has served as a director of our company since June 2001 and founded Pickens Fuel Corp. in 1996. Mr. Pickens has served as the Chairman and Chief Executive Officer of BP Capital, L.P. since he founded the company in 1996, and is also active in management of the BP Capital Equity Fund and BP Capital Commodity Fund, privately held investment funds. Mr. Pickens also serves on the board of directors of EXCO Resources, Inc., a publicly traded energy company. Mr. Pickens was the founder of Mesa Petroleum Company, an oil and gas company, and served as Chief Executive Officer and a director of it and its successors from 1956 to 1996. Mr. Pickens earned a B.S. from Oklahoma State University.

              Kenneth M. Socha has served as a director of our company since January 2003. Since 1991, Mr. Socha has served as the Senior Managing Director of Perseus, L.L.C., a merchant bank and private equity fund management company and its predecessor. Before that, Mr. Socha practiced corporate and securities law as a partner in the New York office of Dewey Ballantine. Mr. Socha earned an A.B. from the University of Notre Dame and a J.D. from Duke University Law School.

              Vincent C. Taormina has served as a director of our company since April 2008. Mr. Taormina is the former Chief Executive Officer of Taormina Industries, Inc., one of California's largest solid waste and recycling companies. In 1997, Taormina Industries merged with Republic Services, a publicly-held waste handling company that operates throughout the United States. Mr. Taormina served as Regional Vice-President of Republic Services from 1997 to 2001, managing the overall operations of eleven western states. Since 2001, Mr. Taormina has served as a consultant to Republic Services and operates his own investment company. Mr. Taormina is a past President of the Orange County Solid Waste Management Association, past President Elect of the California Refuse Removal Council and a former board member of the Waste Recyclers Council for the National Solid Waste Management Board.

DESCRIPTION OF CAPITAL STOCK

Common Stock

              The material terms and provisions of our common stock are described under the caption "Description of Capital Stock" starting on page 7 of the accompanying prospectus.

              In connection with our registered direct offering, which closed on November 3, 2008, we issued 4,419,192 shares of our common stock, Series I warrants to purchase up to 3,314,394 shares of our common stock and Series II warrants to purchase up to 1,136,364 shares of our common stock.

              The Series II warrants became exercisable on November 5, 2008 and all of the Series II warrants have been exercised on a cashless basis at the exercise price of $0.01 per share, which resulted in the issuance of 1,134,759 shares of common stock to the Series II warrant holders on November 12, 2008.

              Currently, the Series I warrants have an exercise price of $13.50 per share. As a result of this offering, the Series I warrants will be subject to an antidilution adjustment resulting in an exercise price of $12.77 per share because we are issuing additional shares of common stock at a price below the current exercise price. See "Risk Factors—The offering price and price of our common stock in the future could result in a reduction of the exercise price of our Series I warrants and result in dilution of our common stock."

              In addition, on November 3, 2009 and November 3, 2010, the exercise price per share of the Series I warrants will reset to an exercise price equal to 120% of the closing price of our common stock on each such date. However, under the terms of the Series I warrants, no such reset adjustment will operate to increase the exercise price above the then current exercise price on November 3, 2009 and November 3, 2010, as applicable.

Transfer Agent

              The transfer agent for our common stock to be issued in this offering is Computershare Trust Company, N.A.

UNDERWRITING

              We are offering the shares in the United States through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch) is acting as representative of each of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	5,740,000
Lazard Capital Markets LLC	820,000
Janney Montgomery Scott LLC	820,000
Craig-Hallum Capital Group LLC	820,000

Total	8,200,000

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.29 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$8.30	$68,060,000	$78,269,000
Underwriting discount	$.498	$4,083,600	$4,696,140
Proceeds, before expenses, to Clean Energy	$7.802	$63,976,400	$73,572,860

              The expenses of the offering, excluding the underwriting discount and commissions, are estimated at $400,000 and are payable by us.

Overallotment Option

              We have granted an option to the underwriters to purchase up to 1,230,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to each underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, our executive officers and directors (with the exception of the shares of common stock sold pursuant to our Chairman's Rule 10b5-1 Sales Plan) have agreed, with exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ Global Market Listing

              The shares are listed on the NASDAQ Global Market under the symbol "CLNE."

Price Stabilization, Short Positions

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

              Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

              In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Offer, Sale and Distribution of Shares

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Notice to Prospective Investors in the European Economic Area

              In relation to each Member State of the European Economic Area (EEA) which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State once the prospectus has been approved by the competent authority in such Relevant Member State and published in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (a)
    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (b)
    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (c)
    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

    (d)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

    (a)
    it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

    (b)
    in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

              This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

              Certain legal matters will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. Baker Botts L.L.P., Houston, Texas is acting as counsel for the underwriters in connection with this offering.

EXPERTS

              The consolidated financial statements and schedule of Clean Energy Fuels Corp. and subsidiaries as of December 31, 2007 and 2008, and for each of the years in the three-year period ended December 31, 2008, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the December 31, 2008 financial statements refers to a change in accounting for uncertain tax positions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

              Certain statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based upon our current assumptions, expectations and beliefs concerning future developments and their potential effect on our business. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "approximately," "estimate," "predict," "project," "potential," "continue," "ongoing," or the negative of these terms or other comparable terminology, although the absence of these words does not necessarily mean that a statement is not forward-looking. We believe that the statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference that we make regarding the following subject matters are forward-looking by their nature:

  •
  our ability to capture a substantial share of the significant anticipated growth in the market for natural gas as a vehicle fuel and to enhance our leadership position as that market expands;

  •
  plans to expand business with existing customers and to win business with new customers;

  •
  potential acquisitions of natural gas reserves, rights to natural gas production, and complementary businesses in the natural gas fueling infrastructure, services and production industries;

  •
  entering the business of leasing natural gas vehicles and financing additional purchases of natural gas vehicles by our customers;

  •
  expanding our sales in the regional trucking, ports, public transit, refuse hauling and airport markets;

  •
  our ability to generate and sell carbon credits;

  •
  expanding our business into international markets;

  •
  plans to expand our sales and marketing team and to hire sales experts to focus on targeted metropolitan areas;

  •
  plans to build additional natural gas fueling stations both under and not under contract;

  •
  our obligation to provide funding to the Vehicle Production Group, LLC, a company that is developing natural gas paratransit vehicles and taxis;

  •
  expansion of our California LNG plant;

  •
  our ability to use our low temperature, high pressure fuels expertise and to leverage our existing natural gas infrastructure to enter the hydrogen fuels market and supply hydrogen/natural gas blends;

  •
  developments and trends in the natural gas and fleet vehicle markets, including increased transition from diesel and gasoline powered vehicles to natural gas vehicles;

  •
  estimated increases in costs for diesel engine and natural gas vehicles to meet federal 2010 emission standards;

  •
  more stringent emissions requirements continuing to make natural gas vehicles an attractive alternative to traditional gasoline and diesel powered vehicles;

  •
  anticipated federal and state certification of additional natural gas vehicle models in 2009;

  •
  expanded use of natural gas vehicles at and sales of our fuel to trucks operating at the Los Angeles and Long Beach seaports;

  •
  future supply, demand, use and prices of fossil and alternative fuels, including crude oil, gasoline, diesel, natural gas, biodiesel, ethanol, electricity, and hydrogen;

  •
  prices for gasoline and diesel continuing to be higher than the price of natural gas as a vehicle fuel;

  •
  estimated incremental costs, annual fuel usage, fuel costs, and annual fuel cost savings for vehicles using natural gas instead of gasoline or diesel;

  •
  impact of environmental regulations on the cost of crude oil, gasoline, diesel and diesel engines;

  •
  impact of environmental regulations on the use of natural gas as a vehicle fuel;

  •
  the availability of tax incentives and grant programs that provide incentives for using natural gas as a vehicle fuel;

  •
  our continued receipt of the Volumetric Excise Tax Credit;

  •
  projected capital expenditures, project development costs and related funding requirements;

  •
  plans to retain all future earnings to finance future growth and general corporate purposes;

  •
  estimated costs to cover the increased price of natural gas above the inherent prices embedded in our customers' fixed price and price cap contracts;

  •
  plans to purchase futures contracts and to continue offering fixed-price sales requirement contracts;

  •
  ability to qualify futures contracts for hedge accounting as cash flow hedges under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended;

  •
  our LNG liquefaction plant in California enabling us to supply our operations in California and Arizona more economically;

  •
  costs associated with remaining in compliance with government regulations and laws;

  •
  our ability to obtain waivers for breach of covenants;

  •
  future asset retirement costs; and

  •
  access to equity capital and debt financing options, including, but not limited to, equipment financing, sale of convertible promissory notes or commercial bank financing.

              The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Although the forward-looking statements in this prospectus reflect our good faith judgment, based on currently available information, they involve known and unknown risks, uncertainties and other factors that may cause our actual results or our industries' actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results, or to changes in our expectations. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

              We file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can find, copy and inspect information we file with the SEC (including exhibits to such documents) at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the internet at http://www.sec.gov/ that contains reports, proxy statements and other information that we file electronically with the SEC. You may also review such reports, proxy statements and other documents we file with the SEC on our website at http://www.cleanenergyfuels.com. Information included on our website is not a part of this prospectus supplement and the accompanying prospectus.

              We are "incorporating by reference" information into this prospectus supplement and the accompanying prospectus. This means that we are disclosing important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, which we refer to as the Exchange Act, after the initial filing of this registration statement that contains this prospectus supplement and prior to the time that we sell all of the securities offered by this prospectus supplement or the earlier termination of the offering (except in each case the information contained in such documents to the extent "furnished" and not "filed"):

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 16, 2009;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009;

  •
  Current Reports on Form 8-K filed on April 7, 2009, May 1, 2009, May 11, 2009 and May 19, 2009; and

  •
  The description of our common stock which is contained in the registration statement on Form 8-A filed with the SEC on May 18, 2007.

PROSPECTUS

$150,000,000

Preferred Stock
Common Stock
Warrants

              We may offer and sell any combination of the securities described in this prospectus from time to time in one or more offerings, in one or more series and in amounts, at prices and on terms that we will determine at the time of the offering, up to an aggregate dollar amount of $150,000,000. We will provide the specific terms of the securities, including their offering prices and terms, and the methods by which we will sell them, in supplements to this prospectus. We may offer and sell the securities on an immediate, continuous or delayed basis directly to investors or through underwriters, dealers or agents, or through a combination of these methods. If we use agents, underwriters or dealers to sell any securities, we will name them and describe their compensation in the applicable prospectus supplement.

              The prospectus supplements may also add, update or change other information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplements carefully before you make your investment decision.

              Our common stock is traded on the NASDAQ Global Market under the symbol "CLNE." On July 8, 2008, the last reported sale price for our common stock on the NASDAQ Global Market was $11.18 per share. Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

              Our business and an investment in our securities involve significant risks. You should read the section entitled "Risk Factors" on page 6 of this prospectus and the risk factors incorporated by reference into this prospectus as described in that section before investing in our securities.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

              This prospectus may not be used to sell securities unless accompanied by a prospectus supplement which will describe the method and terms of the offering, including the specific plan of distribution.

The date of this prospectus is July 29, 2008

Prospectus Summary	3
Risk Factors	6
Special Note Regarding Forward-Looking Statements	6
Use of Proceeds	7
Description of Securities	7
Description of Capital Stock	7
Description of Warrants	10
Plan of Distribution	14
Where You Can Find Additional Information	16
Information Incorporated by Reference	16
Legal Matters	17
Experts	17

              In this prospectus and any accompanying prospectus supplement, unless otherwise indicated or the context otherwise requires, references to "Clean Energy" refers to Clean Energy Fuels Corp., and references to "our company," "we," "us", or "our" refers to Clean Energy and its consolidated subsidiaries.

              You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should read this prospectus and the accompanying prospectus supplement, including the documents incorporated by reference in this prospectus and accompanying prospectus supplement, when making your investment decision. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

 PROSPECTUS SUMMARY

              This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before making a future investment decision with respect to our securities. You should read both this prospectus and the accompanying prospectus supplement carefully, including the "Risk Factors," together with any documents incorporated by reference before investing in securities in this offering. In this prospectus and any accompanying prospectus supplement, unless otherwise indicated or the context otherwise requires, references to "our company," "we," "us," or "our" refer to Clean Energy Fuels Corp. and its consolidated subsidiaries.

Overview

              This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this process, we may from time to time offer and sell to the public any or all of the securities described in the registration statement in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell any of the securities registered under this prospectus, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus or in the documents incorporated by reference into this prospectus. If there is any inconsistency between the information in this prospectus and the information in the prospectus supplement, you should rely on the information in the prospectus supplement. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find Additional Information. "

              This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from a current report on Form 8-K that we file with the SEC, and you may obtain copies of those documents as described below under "Where You Can Find Additional Information."

Our Company

              We are the leading provider of natural gas as an alternative fuel for vehicle fleets in the United States and Canada, based on the number of stations operated and the amount of gasoline gallon equivalents of compressed natural gas (CNG) and liquefied natural gas (LNG) delivered. We offer a comprehensive solution to enable our customers to run their fleets on natural gas, often with limited upfront expense to the customer. We design, build, finance and operate fueling stations and supply our customers with CNG and LNG. We also help them acquire and finance natural gas vehicles and obtain local, state and federal clean air rebates and incentives. CNG and LNG are cheaper than gasoline and diesel, and are well suited for use by vehicle fleets that consume high volumes of fuel, refuel at centralized locations, and are increasingly required to reduce emissions. According to the U.S. Department of Energy's Energy Information Administration (EIA), the amount of natural gas consumed in the United States for vehicle use nearly doubled between 2000 and 2007. We believe we are positioned to capture a substantial share of the growth in the use of natural gas as a vehicle fuel in the United States given our leading market share and the comprehensive solutions we offer.

              We sell natural gas vehicle fuels in the form of both CNG and LNG. CNG is generally used in automobiles and other light to medium-duty vehicles as an alternative to gasoline. CNG is produced from natural gas that is supplied by local utilities to CNG vehicle fueling stations, where it is compressed and dispensed into vehicles in gaseous form. LNG is generally used in trucks and other medium to heavy-duty vehicles as an alternative to diesel, typically where a vehicle must carry a greater volume of fuel. LNG is natural gas that is super cooled at a liquefaction facility to -162 degrees Celsius (-260 degrees Fahrenheit) until it condenses into a liquid, which takes up about 1/600th of its original volume as a gas. We deliver LNG to fueling stations via our fleet of 60 tanker trailers. At the stations, LNG is stored in above ground containers until dispensed into vehicles in liquid form.

              We serve fleet vehicle operators in a variety of markets, including public transit, refuse hauling, airports, taxis, seaports, and regional trucking. We believe the fleet market will continue to present a high growth opportunity for natural gas vehicle fuels. Some of the largest potential markets are seaports, airports, public transit and refuse hauling. For example, two of the largest seaports in the United States, Los Angeles and Long Beach, together have adopted a plan to mandate the use of alternative fuels for vehicle fleets serving those seaports, and other seaports are also considering alternative fuels. In addition, there is considerable room for growth in our key markets of public transit and refuse hauling, with approximately 19% of public transit buses and approximately 1% of refuse haulers currently using natural gas fuels, as stated by INFORM, Inc., a national nonprofit organization focused on environmental concerns (INFORM), and by the American Public Transportation Association.

              We generate revenues primarily by selling CNG and LNG, and to a lesser extent by building, operating and maintaining CNG and LNG fueling stations. We serve over 275 fleet customers operating over 14,000 natural gas vehicles. We own, operate or supply 170 natural gas fueling stations in Arizona, California, Colorado, Maryland, Massachusetts, Nevada, New Mexico, New York, Texas, Washington, Georgia, Wyoming and Canada. Additionally, we have formed a joint venture that owns and operates a CNG fueling station in Lima, Peru.

              We own and operate an LNG liquefaction plant near Houston, Texas, which we call the Pickens Plant, capable of producing up to 35 million gallons of LNG per year. We are also in the process of building an LNG liquefaction plant in California. We expect this plant will be operational in the fall of 2008, assuming we do not experience significant construction delays. We anticipate this plant will initially be capable of producing up to 60 million gallons of LNG per year, and will be expandable to produce up to 90 million gallons of LNG per year.

Corporate Information

              Our principal executive offices are located at 3020 Old Ranch Parkway, Suite 200, Seal Beach, California 90740, and our main telephone number is (562) 493-2804. Our internet address is www.cleanenergyfuels.com. Except for the documents referred to under "Where You Can Find Additional Information" which are specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through our website does not constitute a part of this prospectus. We have included our website address only as an interactive textual reference and do not intend it to be an active link to our website.

The Offering

              We may offer any of the following securities from time to time:

  •
  shares of our preferred stock;

  •
  shares of our common stock; or

  •
  warrants to purchase any of the above securities.

              When we use the term securities in this prospectus, we mean any of the securities we may offer with this prospectus from time to time, unless we indicate otherwise. When we issue new securities, we may offer them for sale to or through underwriters, dealers and agents, including our subsidiaries, or directly to purchasers. The applicable prospectus supplement will include any required information about the firms we use and the discounts or commissions we may pay them for their services.

Listing

              The applicable prospectus supplement will specify if any securities are to be listed or quoted on a securities exchange or quotation system. Our common stock is listed on the NASDAQ Global Market and trades under the symbol "CLNE."

 RISK FACTORS

              An investment in our securities involves a high degree of risk. You should carefully consider the risk factors contained in the accompanying prospectus supplement as well as those set forth in our most recent annual report on Form 10-K on file with the SEC, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and the accompanying prospectus supplement. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              Certain statements in this prospectus or incorporated by reference herein may constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based upon current assumptions, expectations and beliefs concerning future developments and their potential effect on our business. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" above. These forward-looking statements speak only as of the date they were made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Words such as "expects," "intends," "plans," "projects,' "believes," "estimates," and similar expressions are used to identify these forward looking statements, but their absence does not mean that a statement is not forward looking. Forward-looking statements in this prospectus or incorporated by reference herein may include, but are not limited to, statements regarding:

  •
  projected capital expenditures and related funding requirements;

  •
  potential acquisitions of complementary businesses in the natural gas fueling industry

  •
  developments and trends in the natural gas vehicle market;

  •
  growth of the market for natural gas vehicle fuels;

  •
  expanded use of natural gas vehicles at the Los Angeles and Long Beach seaports;

  •
  future prices of crude oil, gasoline and diesel compared to natural gas;

  •
  future prices and expanded use of other alternative fuels such as biodiesel or ethanol;

  •
  the impact of environmental regulations on the cost of crude oil, gasoline, diesel and diesel engines;

  •
  the impact of environmental regulations on the use of natural gas as a vehicle fuel;

  •
  future supply, demand and prices for natural gas;

  •
  anticipated completion of our California LNG plant; and

  •
  the availability of tax incentives and grant programs that provide incentives for using natural gas as a vehicle fuel.

 USE OF PROCEEDS

              Unless we specify otherwise in the accompanying prospectus supplement, we currently intend to use the net proceeds from the sale of the securities for general corporate purposes. These purposes may include repayment of debt, repurchase or redemption of our common stock, working capital needs, capital expenditures, acquisitions (particularly in the natural gas fueling infrastructure, service and production industries) and any other general corporate purpose. Pending application of the net proceeds, we may temporarily invest the net proceeds in short-term marketable securities.

              If a material part of the net proceeds is to be used to repay indebtedness, we will set forth the interest rate and maturity of such indebtedness in the accompanying prospectus supplement.

              We may not receive any cash proceeds from the sale of shares of preferred stock, shares of common stock, or warrants pursuant to this prospectus and the accompanying prospectus supplement if we issue the securities as consideration for services performed or goods provided to us, in repayment of outstanding indebtedness, or upon the conversion, exchange or exercise of outstanding securities.

              We may set forth additional information on the use of the net proceeds from the sale of securities we offer under this prospectus in the prospectus supplement relating to the specific offering.

DESCRIPTION OF SECURITIES

              The following description of our preferred stock, common stock and warrants to purchase any of the above securities summarizes the material terms and provisions of these securities. We will describe in the prospectus supplement relating to the offering of any securities the particular terms of the securities being offered by that prospectus supplement. If applicable, we will also include information in the prospectus supplement about material United States federal income tax considerations, if any, relating to the securities, and the securities exchange, if any, on which the securities will be listed. The terms of these securities may also be affected by Delaware law.

DESCRIPTION OF CAPITAL STOCK

              The following summary of the terms of our capital stock is qualified in its entirety by reference to the full text of our certificate of incorporation and bylaws. Stockholders are urged to read our certificate of incorporation and bylaws in their entirety for the actual terms of our capital stock. These documents are filed as exhibits to the registration statement of which this prospectus forms a part. See the section entitled "Where You Can Find Additional Information."

Authorized Capital Stock

              Our authorized capital stock consists of 99,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of June 30, 2008, there were 44,309,137 shares of common stock outstanding. As of June 30, 2008, no shares of preferred stock were outstanding.

Common Stock

              Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

              Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation.

              Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

              The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

              Our common stock is quoted on the NASDAQ Global Market under the trading symbol "CLNE."

Preferred Stock

              Our board of directors is authorized, subject to limitations imposed by Delaware law and NASDAQ rules, to issue up to a total of 1,000,000 shares of preferred stock in one or more series, without further stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors is authorized to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

              The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock and the voting and other rights of the holders of common stock.

              A prospectus supplement relating to a series of preferred stock will describe terms of that series of preferred stock, including:

  •
  the designation and stated value of that series;

  •
  the number of shares we are offering;

  •
  the initial public offering price at which the shares will be sold;

  •
  the dividend rate of that series, the conditions and dates upon which those dividends will be payable, whether those dividends will be cumulative or noncumulative, and, if cumulative, the date from which dividends will accumulate;

  •
  the process for any auction and remarketing, if any;

  •
  the relative ranking and preferences of that series as to dividend rights and rights upon any liquidation, dissolution or winding up of the affairs of our company;

  •
  any redemption, repurchase, or sinking fund provisions;

  •
  any conversion or exchange rights of the holder or us;

  •
  any voting rights;

  •
  any preemptive rights;

  •
  any restrictions on transfer, sale or other assignment;

  •
  any restrictions on further issuances;

  •
  whether interests in the preferred stock will be represented by depositary shares;

  •
  a discussion of any material United States federal income tax considerations applicable to the preferred stock;

  •
  any application for listing of that series on any securities exchange or market;

  •
  any limitations on the issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our company's affairs; and

  •
  any other specific terms, preferences, rights or limitations of, or restrictions on, that series of preferred stock.

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

              Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

              We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  the transaction is approved by the board before the date the interested stockholder attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or after the date the business combination is approved by the board, the transaction is authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

              Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

              In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

              A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

              In addition, some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in the stockholder's best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  •
  Authorized but unissued shares.  The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by NASDAQ. These additional shares may be used for a variety of corporate purposes, such as for acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

  •
  Special meetings of stockholders.  Special meetings of stockholders may only be called by our board of directors or our chief executive officer.

  •
  Amendment to bylaws.  Our board of directors is authorized to make, alter or repeal our bylaws without further stockholder approval.

  •
  Advance notice of director nominations and matters to be acted upon at meetings. Our bylaws contain advance notice requirements for nominations for directors to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

DESCRIPTION OF WARRANTS

              We may issue warrants for the purchase of shares of preferred stock, shares of common stock or any of the above securities in one or more series. We may issue warrants independently or together with shares of preferred stock or shares of common stock, and the warrants may be attached to or separate from these securities. While the terms summarized below will apply generally to any warrants that we may sell, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. The terms of any warrants offered under a prospectus supplement may differ from the terms described below.

              We have filed forms of the warrant agreements and forms of warrant certificates containing the terms of the warrants being offered as exhibits to the registration statement of which this prospectus is a part. We will file as exhibits to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of warrant agreement, including a form of warrant certificate, that describes the terms of the particular series of warrants we are offering before the issuance of the related series of warrants. The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by reference to, all the provisions of the warrant agreement and warrant certificate applicable to the particular series of warrants that we may offer under this prospectus and the accompanying prospectus supplement. We urge you to read the applicable prospectus supplements related to the particular series of warrants that we may offer under this prospectus, as well as any related free writing prospectuses, and the complete warrant agreements and warrant certificates that contain the terms of the warrants.

General

              You should review the applicable prospectus supplement for the specific terms of any warrants that may be offered, including the following:

  •
  the title of the warrants;

  •
  the aggregate number of the warrants;

  •
  the price or prices at which the warrants will be issued;

  •
  the designation, stated value, terms (including liquidation, dividend, conversion and voting rights), number of shares and purchase price per share of the class or series of preferred stock purchasable upon the exercise of warrants to purchase shares of preferred stock;

  •
  the number of shares and the purchase price per share of common stock purchasable upon the exercise of warrants to purchase shares of common stock;

  •
  if applicable, the date on and after which the warrants and the related securities will be separately transferable;

  •
  the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreements and the warrants;

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  the terms of any rights to redeem or call the warrants;

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  any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

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  the date on which the right to exercise the warrants will commence and the date on which the right will expire;

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  if applicable, the minimum or maximum number of warrants that may be exercised at any one time;

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  the manner in which the warrant agreements and warrants may be modified;

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  information relating to book-entry procedures, if any;

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  if applicable, a discussion of material United States federal income tax considerations of holding or exercising the warrants; and

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  any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

              Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

              Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement.

Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to the specified time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

              Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

              Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Enforceability of Rights By Holders of Warrants

              Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent and us. Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

Amendments and Supplements to the Warrant Agreements

              We may amend or supplement a warrant agreement without the consent of the holders of the applicable warrants to cure ambiguities in the warrant agreement, to cure or correct a defective provision in the warrant agreement, or to provide for other matters under the warrant agreement that we and the warrant agent deem necessary or desirable, so long as, in each case, such amendments or supplements do not materially adversely affect the interests of the holders of the warrants.

Warrant Adjustments

              Unless the applicable prospectus supplement states otherwise, the exercise price of, and the number of securities covered by, a warrant to purchase shares of preferred stock or common stock will be adjusted proportionately if we subdivide or combine our preferred stock or common stock, as applicable. In addition, unless the prospectus supplement states otherwise, if we, without payment:

  •
  issue capital stock or other securities convertible into or exchangeable for preferred stock or common stock, or any rights to subscribe for, purchase or otherwise acquire either class of capital stock, as a dividend or distribution to holders of our preferred stock or common stock;

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  pay any cash to holders of our preferred stock or common stock other than a cash dividend paid out of our current or retained earnings or other than in accordance with the terms of the preferred stock;

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  issue any evidence of our indebtedness or rights to subscribe for or purchase our indebtedness to holders of our preferred stock or common stock; or

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  issue preferred stock or common stock or additional stock or other securities or property to holders of our preferred stock or common stock by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement, then the holders of preferred stock or common stock warrants, as applicable, will be entitled to receive upon exercise of the warrants, in addition to the securities otherwise receivable upon exercise of the warrants and without paying any additional consideration, the amount of stock and other securities and property those holders would have been entitled to receive had they held the preferred stock or common stock, as applicable, issuable under the warrants on the dates on which holders of those securities received or became entitled to receive the additional stock and other securities and property.

              Except as stated above, the exercise price and number of securities covered by a preferred stock or common stock warrant, and the amounts of other securities or property to be received, if any, upon exercise of those warrants, will not be adjusted or provided for if we issue those securities or any securities convertible into or exchangeable for those securities, or securities carrying the right to purchase those securities or securities convertible into or exchangeable for those securities.

              Holders of preferred stock or common stock warrants may have additional rights under the following circumstances:

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  certain reclassifications, capital reorganizations or changes of the preferred stock or common stock, as applicable;

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  certain share exchanges, mergers, or similar transactions involving our company and which result in changes of the preferred stock or common stock, as applicable; or

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  certain sales or dispositions to another entity of all or substantially all of our property and assets.

              If one of the above transactions occurs and holders of our preferred stock or common stock are entitled to receive stock, securities or other property with respect to or in exchange for their securities, the holders of the preferred stock or common stock warrants then outstanding, as applicable, will be entitled to receive upon exercise of their warrants the kind and amount of shares of stock and other securities or property that they would have received upon the applicable transaction if they had exercised their warrants immediately before the transaction.

Currently Outstanding Warrants

              In December 2006, we issued to Boone Pickens, a director and our largest stockholder, a warrant to purchase 15,000,000 shares of common stock at an exercise price of $10.00 per share. The warrant is fully exercisable in whole or in part by cash payment of the exercise price and expires five years following the date of grant.

 PLAN OF DISTRIBUTION

              We may sell the securities in one or more of the following ways from time to time:

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  to or through underwriters or dealers;

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  directly to one or more purchasers;

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  through agents; or

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  through a combination of any of these methods of sale.

              We may effect the distribution of the securities from time to time in one or more transactions either:

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  at a fixed price or prices which may be changed;

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  at market prices prevailing at the time of sale;

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  at prices relating to such prevailing market prices; or

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  at negotiated prices.

              The prospectus supplements relating to an offering of offered securities will set forth the terms of such offering, including:

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  the name or names of any underwriters, dealers or agents;

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  the purchase price of the offered securities and the proceeds we will receive from the sale;

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  any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; and

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  any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such offered securities may be listed.

              We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

              Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. In compliance with the guidelines of the Financial Industry Regulatory Authority (the "FINRA"), the aggregate maximum discount, concession, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us.

              Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

              If underwriters are used in the sale, the underwriters will acquire the offered securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered either to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

              We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

              We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement or in a post-effective amendment.

              In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market in accordance with Regulation M under the Exchange Act, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

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  A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

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  A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

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  A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

              Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities. For a description of these activities, see the information under the heading "Underwriting" in the applicable prospectus supplement.

              These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

              If a dealer is used in the sale, we will sell such offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by that dealer at the time for resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

              Offered securities may be sold directly by us to one or more institutional purchasers, or through agents designated by us from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

              Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of their business for which they receive compensation.

              Unless otherwise specified in the related prospectus supplement, all securities we offer, other than common stock, will be a new issue of securities, will have no prior trading market, and may or may not be listed on a national securities exchange. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Any shares of common stock sold pursuant to a prospectus supplement will be included in the NASDAQ Global Market. We may apply to list any series of shares of preferred stock or warrants on a securities exchange, but we are not obligated to do so. Therefore, there may not be liquidity or a trading market for any series of securities.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can find, copy and inspect information we file with the SEC (including exhibits to such documents) at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the internet at http://www.sec.gov/ that contains reports, proxy statements and other information that we file electronically with the SEC. You may also review such reports, proxy statements and other documents we file with the SEC on our website at http://www.cleanenergyfuels.com/. Information included on our website is not a part of this prospectus.

              This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding the securities and us, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC's website.

INFORMATION INCORPORATED BY REFERENCE

              We are "incorporating by reference" information into this prospectus. This means that we are disclosing important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, which we refer to as the Exchange Act, after the initial filing of this registration statement that contains this prospectus and prior to the time that we or the underwriters sell all of the securities offered by this prospectus or the earlier termination of the offering (except in each case the information contained in such documents to the extent "furnished" and not "filed"):

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  Annual report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 19, 2008;

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  Quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed on May 15, 2008;

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  Current reports on Form 8-K filed on April 7, 2008, June 20, 2008 and July 3, 2008; and

  •
  The description of our common stock which is contained in the registration statement on Form 8-A filed with the SEC on May 18, 2007.

              You may obtain copies, without charge, of documents incorporated by reference in this prospectus, by requesting them in writing or by telephone from us as follows: Clean Energy Fuels Corp., Attn: Investor Relations, 3020 Old Ranch Parkway, Suite 200, Seal Beach, California 90740, (562) 493-2804. Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

LEGAL MATTERS

              Except as set forth in the applicable prospectus supplement, Sheppard, Mullin, Richter & Hampton LLP, San Diego, California, will pass upon certain legal matters in connection with the securities for us. Underwriters, dealers or agents, whom we will identify in a prospectus supplement, may have their counsel opine about certain legal matters relating to the securities.

EXPERTS

              Our consolidated financial statements and schedule as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting

8,200,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Lazard Capital Markets

Janney Montgomery Scott

Craig-Hallum Capital Group

June 25, 2009